Exhibit 99.33

AGREEMENT AND PLAN OF MERGER

Dated as of March 13, 2020,

Among

CINCINNATI BELL INC.,

RED FIBER PARENT LLC

and

RF MERGER SUB INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of March 13, 2020, among Cincinnati Bell Inc., an Ohio corporation (the “Company”), Red Fiber Parent LLC, a Delaware limited liability company (“Parent”), and RF Merger Sub Inc., an Ohio corporation and a directly wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS each of the Board of Directors of the Company, the Board of Directors of Parent and the Board of Directors of Merger Sub has approved and declared advisable this Agreement and determined that the Merger on the terms provided for in this Agreement is advisable and in the best interests of the Company, Parent or Merger Sub, as applicable, and its respective stockholders or shareholders, as applicable;

WHEREAS the Board of Directors of the Company and the Board of Directors of Merger Sub each has resolved to recommend that its shareholders adopt this Agreement;

WHEREAS concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, MIP V, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P. (each, a “Guarantor”) are each entering into a Guarantee with respect to certain obligations of Parent and Merger Sub under this Agreement;  and

WHEREAS the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01.           The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger.  The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.02.           Closing.  The closing (the “Closing”) of the Merger shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be (a) no later than the 12th Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or (b) at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, however, that if all the conditions set forth in Article VII do not remain satisfied or (to the extent permitted by Law) have not been waived on such 12th Business Day, then the Closing shall take place on the first Business Day thereafter on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived; provided, that in no event shall Parent or Merger Sub be obligated to consummate the Closing if the Marketing Period has not ended at least three Business Days prior to the time that the Closing would otherwise have occurred, in which case the Closing shall not occur until (i) the earlier to occur of (A) a Business Day before or during the Marketing Period specified by Parent on at least two Business Days’ prior written notice to the Company and (B) the third Business Day immediately following the final day of the Marketing Period, subject to, in each case, the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions) or (ii) such other time and date as shall be agreed to in writing between the Company and Parent.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03.           Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall cause the Merger to be consummated by filing a certificate of merger that is reasonably acceptable to Parent and executed in accordance with, and in such form as is required by, the relevant provisions of the OGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the OGCL in connection with the Merger.  The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Ohio (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04.           Effects of the Merger.  The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 1701.82, of the OGCL.

SECTION 1.05.           Organizational Documents of the Surviving Corporation.  At the Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (and subject to Section 6.05 hereof).  The code of regulations of the Surviving Corporation in effect from and after the Effective Time and until thereafter changed or amended as provided therein or by applicable Law shall be in the form of the code of regulations of Merger Sub as in effect immediately prior to the Effective Time, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation.

SECTION 1.06.           Board of Directors and Officers of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation as of the Effective Time until the earlier of their resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation or until their respective successors have been duly elected and qualified, as the case may be.  The officers of the Company immediately prior to the Effective Time shall continue as the officers of the Surviving Corporation immediately following the Effective Time until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation.  The parties acknowledge and agree that following the Effective Time Parent shall cause the board of directors of the Surviving Corporation to include at least two (2) individuals who are “domiciled” (such persons must have resided in Hawaii no less than five (5) years and otherwise be domiciled within the meaning of Section 18-235-1.03 of the Hawaii Administrative Rules) in Hawaii.

SECTION 1.07.           Brookfield Termination Fee.  Concurrently with the execution hereof by the Company, the Company shall terminate the Agreement and Plan of Merger, dated as of December 21, 2019, by and among Brookfield, Charlie Merger Sub, Inc. and Cincinnati Bell, Inc. (as amended, the “Brookfield Agreement”), in accordance with Section 8.01(c)(ii) thereof and shall pay to Charlie AcquireCo Inc. (“Brookfield”) the $24,800,000 termination fee (the “Brookfield Termination Fee”) payable pursuant to Section 6.06(b) and Section 8.01(c)(ii) of the Brookfield Agreement.

ARTICLE II

Effect on the Stock of the
Constituent Corporations; Exchange of Certificates

SECTION 2.01.           Effect on Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock, par value $0.01 per share, of the Company (the “Company Common Shares”) or any shares of capital stock of Merger Sub:

(a)                                 Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)                                 Cancelation of Certain Shares.  All Company Common Shares that are owned by the Company as treasury shares immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  All Company Common Shares held by Parent or Merger Sub immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  Each Company Common Share that is owned by any direct or indirect wholly owned Subsidiary of the Company or of Parent (other than Merger Sub) shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into shares of common stock of the Surviving Corporation or (ii) canceled.  Each Excluded Share shall be canceled at the Effective Time and, subject to Section 2.03, no consideration shall be delivered in exchange therefor.

(c)                                  Conversion of Company Common Shares.  Subject to Section 2.01(b), each Company Common Share issued and outstanding immediately prior to the Effective Time (other than Common Appraisal Shares to be treated in accordance with Section 2.03 (collectively, the “Excluded Shares”)) shall be converted at the Effective Time into the right to receive an amount of cash equal to $15.50 per share, without interest (the “Merger Consideration”).  As of the Effective Time, all such Company Common Shares, when so converted pursuant to this Section 2.01(c), shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Company Common Shares (each, a “Certificate”) (other than any Excluded Shares) and each holder of Company Common Shares held in book-entry form (other than any Excluded Shares) shall, in each case, cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor.  The right of any holder of Company Common Shares to receive the Merger Consideration shall be subject in all cases to the provisions of Section 2.02.

(d)                                 6 3/4% Preferred Shares.  Each 6 3/4% Preferred Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding immediately following the Effective Time as one 6 3/4% Cumulative Convertible Preferred Share, without par value, of the Surviving Corporation, and shall not be affected by the Merger (except for the effects specifically set forth in Article Fourth of the Company Articles).

SECTION 2.02.           Exchange of Certificates; Book-Entry Shares.  (a) Paying Agent.  Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.  At or prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of Company Common Shares, for exchange in accordance with this Article II through the Paying Agent, an amount of cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)                                 Letter of Transmittal.  As promptly as practicable after the Effective Time, and in any event not later than the third Business Day thereafter, Parent shall cause the Paying Agent to mail to each holder of record of Company Common Shares (other than Excluded Shares) a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to any Certificates shall pass, only upon delivery of such Certificates to the Paying Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval), together with instructions thereto.

(c)                                  Merger Consideration Received in Connection with Exchange.  Upon (i) in the case of Company Common Shares represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent, or (ii) in the case of Company Common Shares held in book-entry form, the receipt of an “agent’s message” by the Paying Agent, in each case together with the associated Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration for each Company Common Share formerly represented by such Certificate or held in book-entry form, as applicable, and the shares so surrendered shall forthwith be canceled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or share held in book-entry form is registered, it shall be a condition of payment that (x) such Certificate or share held in book-entry form so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or share held in book-entry form surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax has either been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02(c), each Company Common Share, and any Certificate with respect thereto shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of Company Common Shares were entitled to receive in respect of such shares pursuant to Section 2.01.  No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or any Company Common Shares held in book-entry form).

(d)                                 No Further Ownership Rights in Company Common Shares.  The Merger Consideration paid upon the surrender of Certificates (or Company Common Shares held in book-entry form) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Shares formerly represented by such Certificates (or Company Common Shares held in book-entry form).  From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates formerly representing Company Common Shares (or Company Common Shares held in book-entry form) are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e)                                  Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration to which such holder is entitled pursuant to this Article II.

(f)                                   No Liability.  None of the Company, Parent, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official in compliance with any applicable abandoned property, escheat or similar Law.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Shares immediately prior to such date on which the Exchange Fund otherwise would be required to escheat to, or become the property of, any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g)                                  Investment of Exchange Fund.  Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent.  Any interest and other income resulting from such investments shall be paid to Parent.  Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith.  No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Common Shares to receive the Merger Consideration as provided herein.

(h)                                 Withholding Rights.  Each of Parent, the Surviving Corporation and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Shares pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any other applicable state, local or non-U.S. Tax Law.  To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Shares in respect of which such deduction and withholding was made.

(i)                                     Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration deliverable in respect thereof pursuant to this Article II.

SECTION 2.03.           Dissenters’ Rights.  (a) Notwithstanding anything in this Agreement to the contrary (but subject to this Section 2.03), any Company Common Shares that are issued and outstanding immediately prior to the Effective Time and held by a shareholder who is entitled to demand, and has properly demanded, appraisal for such Company Common Shares in accordance with, and who complies in all respects with, Section 1701.85 of the OGCL (such shares, “Common Appraisal Shares”), shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but at the Effective Time shall be converted into the right to receive such consideration as may be determined to be due to such shareholder pursuant to the procedures set forth in Section 1701.85 of the OGCL; provided that if any such shareholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal pursuant to the OGCL, then the right of such shareholder to be paid the fair cash value of such Common Appraisal Shares shall cease, and such Common Appraisal Shares shall instead be deemed to have been converted into the right to receive the Merger Consideration as provided in Section 2.01(c), without interest thereon.

(b)                                 Subject to any redemption made in accordance with the Company Articles, any 6 3/4% Preferred Shares that are issued and outstanding immediately prior to the Effective Time and held by a shareholder who is entitled to demand, and has properly demanded, appraisal for such 6 3/4% Preferred Shares in accordance with, and who complies with, Section 1701.85 of the OGCL (such shares, “Preferred Appraisal Shares” and, together with the Common Appraisal Shares, the “Appraisal Shares”), shall not remain outstanding as provided in Section 2.01(d), but instead shall be converted into the right to receive such consideration as may be determined to be due to such shareholder pursuant to the procedures set forth in Section 1701.85 of the OGCL; provided that if any such shareholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal pursuant to the OGCL, then the right of such shareholder to be paid the fair cash value of such Preferred Appraisal Shares shall cease, and such Preferred Appraisal Shares shall be deemed to have remained outstanding in accordance with Section 2.01(d).

(c)                                  The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Capital Stock, and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.  Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 2.04.           Adjustments.  If between the date hereof and the Effective Time the outstanding Company Common Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Company Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be appropriately adjusted to reflect such share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Company Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the disclosure letter delivered by Parent to the Company before the execution and delivery by Parent of this Agreement (the “Parent Disclosure Letter”).  The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

SECTION 3.01.           Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept).  Each of Parent and Merger Sub has all requisite corporate or similar power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease, operate or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties and assets makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.02.           Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite corporate or similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent as the sole shareholder of Merger Sub.  The Parent Board has adopted resolutions, by a vote at a meeting duly called at which a quorum of directors of Parent was present, approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Merger.  Such resolutions have not been amended or withdrawn as of the date of this Agreement.  The Board of Directors of Merger Sub has adopted resolutions, by unanimous written consent, (A) approving this Agreement, (B) declaring advisable this Agreement and the Merger on substantially the terms and conditions set forth in this Agreement and determining that the Merger is fair to, and in the best interests of, Merger Sub and Parent, as its sole shareholder, and (C) recommending that Parent, as sole shareholder of Merger Sub, adopt this Agreement and directing that this Agreement be submitted to Parent, as sole shareholder of Merger Sub, for adoption.  Such resolutions have not been amended or withdrawn as of the date of this Agreement.  Except for the adoption of this Agreement by Parent as the sole shareholder of Merger Sub, no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions.  Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

SECTION 3.03.           No Conflicts; Consents.  (a) The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Transactions will not, (i) conflict with or result in any violation of any provision of the organizational documents of Parent or Merger Sub, (ii) conflict with, or result in any breach or violation of or default (with or without notice or lapse of time, or both) under, terminate or give rise to a right of termination, vesting, cancellation, amendment, notification, purchase or sale (including any purchase option, option to sell, right of first refusal, right of first offer, right of first negotiation or similar option or right) under, or acceleration of, give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities or equity interests or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any contract, lease, license, indenture, note, bond, agreement, concession, franchise, mortgage, arrangement, commitment, deed of trust, loan, easement, right of way, permit or other instrument or obligation (each, a “Contract”) to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) subject to the filings and other matters referred to in Section 3.03(b), conflict with or result in any violation of any judgment, order, writ, injunction, arbitration award or decree (“Judgment”) or federal, state, territorial, provincial, municipal, regional, tribal, local or foreign statute, law (including common law), ordinance, standard, agency requirement, rule or regulation (“Law”), in each case, applicable to Parent or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 No consent, approval, clearance, waiver, authorization, waiting period expiration, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with, or any other action by any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission, arbitrator or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i) compliance with and filings under the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) such Consents from, or such filings and submissions as may be necessary or advisable to or with, CFIUS in connection with the Transactions, (iv) the filing of the Certificate of Merger with the Secretary of State as required by the OGCL and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (v) such Consents from, or registrations, declarations, notices or filings made to or with, the U.S. Federal Communications Commission or any successor Governmental Entity (the “FCC”) (including any review by Team Telecom Agencies in connection with any FCC filing) as are required in connection with the Transactions (the “Parent FCC Consents”), (vi) such Consents from, or registrations, declarations, notices or filings made to or with, state public service or state public utility commissions (collectively, “State Regulators”) as are required in connection with the Transactions (the “Parent PSC Consents”), (vii) such Consents from, or registrations, declarations, notices or filings made to or with, foreign regulatory agencies (collectively, “Foreign Regulatory Agencies”) as are required in connection with the Transactions, (viii) such Consents from, or registrations, declarations, notices or filings made to or with, governments of counties, municipalities and any other subdivisions of a United States state (collectively, “Localities”) in connection with the provision of telecommunication and media services as are required in connection with the Transactions (the “Parent Local Consents”) and (ix) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.04.           Information Supplied.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company for inclusion or incorporation by reference therein.

SECTION 3.05.           Litigation.  There is no civil, criminal or administrative suit, action, investigation, claim, enforcement action, hearing, arbitration, mediation, investigation or other proceeding (formal, informal, public or non-public) (each, an “Action”) pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, any investigation by any Governmental Entity involving Parent or any of its Subsidiaries or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.06.           Brokers’ Fees and Expenses.  No broker, investment banker, financial advisor or other Person, other than such Persons the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

SECTION 3.07.           Financing.  Parent has provided the Company true and complete copies of (a) fully executed commitment letters dated on or prior to the date hereof (together with all exhibits, annexes, schedules and term sheets attached thereto, each, an “Equity Funding Letter” and, collectively, the “Equity Funding Letters”) from each Guarantor providing for an equity investment in Parent, subject to the terms and conditions therein, in cash in the aggregate amounts set forth therein (the “Equity Financing”) and (b) fully executed commitment letters and Redacted Fee Letters dated on or prior to the date hereof (together with all exhibits, annexes, schedules and term sheets attached thereto, each a “Debt Commitment

Letter” and, collectively, the “Debt Commitment Letters” and, together with the Equity Funding Letters, the “Financing Letters”), from the financial institutions identified therein (the “Commitment Parties”), providing, subject to the terms and conditions therein, for debt financing, in each case, in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”).  Each of the Financing Letters is valid, binding and, to the Knowledge of Parent, enforceable by Parent against the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception.  As of the date hereof, each of the Financing Letters is in full force and effect and the respective obligations and commitments therein have not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect.  As of the date hereof, no event has occurred which (with or without notice, lapse of time, or both) would reasonably be expected to constitute a breach in any material respect or default on the part of Parent or, to the Knowledge of Parent, any of the other parties thereto under the Financing Letters or otherwise result in any portion of the Financing contemplated thereby, as applicable, to be unavailable or delayed.  Subject to the satisfaction of the conditions contained in Section 7.01 and Section 7.03 hereof, as of the date hereof, Parent has no reason to believe that any of the conditions in any of the Financing Letters will not be satisfied or that any of portion of the Financing will not be made available thereunder on a timely basis in order to consummate the Transactions.  As of the date hereof, none of the Guarantors or the Commitment Parties has notified Parent of its intention to terminate any of its obligations under the applicable Financing Letter or not to provide the applicable Financing.  Assuming (A) the satisfaction of the conditions in Sections 7.01 and 7.03 hereof and (B) that the  Financing is funded in accordance with the terms of the Financing Letters, the net proceeds contemplated by the Financing Letters (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter), will be sufficient to pay the Merger Consideration, the refinancing of any credit facility or other Indebtedness of the Company or any Company Subsidiary that will not continue after the Effective Time, the payment of any fees and expenses of or payable by Parent, and any other amounts required to be paid by Parent in connection with the consummation of the Transactions.  Parent has paid in full any and all commitment or other fees required by the Financing Letters that are due as of the date hereof, and will pay, after the date hereof, all such fees as they become due.  There are no side letters or other Contracts, arrangements or understandings to which Parent, any Guarantor or any of their respective Affiliates is a party related to the Financing (other than as expressly contained in the Financing Letters and delivered to the Company prior to the date of this Agreement) that would permit the Commitment Parties to reduce the total amount of the Financing, or that would affect the availability or conditionality of the Financing in any material respect.

SECTION 3.08.                                   Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed guarantee of each Guarantor, dated as of the date of this Agreement, in favor of the Company in respect of certain of Parent’s obligations under, or in connection with, this Agreement, the Merger and the other Transactions (each, a “Guarantee”).  Each Guarantee is (a) a legal, valid and binding obligation of the applicable Guarantor, (b) enforceable against the applicable Guarantor in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception and (c) in full force and effect.  As of the date of this Agreement, no event has occurred which (with or without notice, lapse of time, or both), would or would reasonably be expected to constitute a default or breach on the part of the applicable Guarantor under any Guarantee.

SECTION 3.09.                                   Solvency.  Neither Parent nor Merger Sub is entering into this Agreement (and the Guarantors are not entering into the Guarantees) with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of the Company Subsidiaries.  Assuming (a) satisfaction or waiver of the conditions to Parent’s obligation to consummate the Merger in all material respects, (b) the accuracy of the representations and warranties of the Company set forth in Article IV hereof and (c) the compliance by the Company with its obligations in Section 5.01 hereof in all material respects, after giving effect to the Merger and the payment of the aggregate Merger Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Letters, payment of all amounts required to be paid in connection with the consummation of the Merger and the other Transactions, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the applicable transactions.  For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries, taken as a whole, will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person and its Subsidiaries, taken as a whole, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries, taken as a whole, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person and its Subsidiaries, taken as a whole, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date and (c) such Person and its Subsidiaries, taken as a whole, will be able to pay their liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

SECTION 3.10.           Certain Arrangements.  As of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) (a) between Parent, Merger Sub, the Guarantors or any of their respective Affiliates, on the one hand, and (x) any member of the Company’s management or Board of Directors or (y) any beneficial owner of any shares of Company Capital Stock, on the other hand, that relate in any way to the Company or any of its businesses or Subsidiaries (including those businesses and Subsidiaries following the Closing) or the Transactions (including as to continuing employment or equity roll-over) or (b) pursuant to which any shareholder of Company Common Shares would be entitled to receive value or consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against or otherwise oppose any Superior Company Proposal.

SECTION 3.11.           Merger Sub.  Parent is the sole shareholder of Merger Sub.  Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 3.12.           Ownership of Company Stock.  Neither Parent nor Merger Sub nor any of their respective “affiliates” or “associates” (as such terms are defined in Section 1704.01 of the OGCL) is, or at any time during the past three years has been, an “interested shareholder” of the Company as defined in Section 1704.01 of the OGCL, nor do any of them currently own any Company Common Shares, 6 3/4% Preferred Shares or any other shares of Company Capital Stock.

SECTION 3.13.           No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, the Company acknowledges that none of Parent, any Subsidiary of Parent or any other Person on behalf of Parent makes any other express or implied representation or warranty in connection with the Transactions, and that the Company has not relied on any such other representation or warranty.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except as set forth in the Company SEC Documents filed and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents under the heading “Risk Factors” (other than any statement of historical fact) and any other disclosures of risks that are predictive or forward-looking in nature) or in the disclosure letter delivered by the Company to Parent before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”).  The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

SECTION 4.01.           Organization, Standing and Power.  Each of the Company and each of the Company’s Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries has all requisite corporate or similar power and authority and possesses all Permits necessary to enable it to own, lease, operate or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties and assets makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent, prior to execution of this Agreement, true and complete copies of the Amended and Restated Articles of Incorporation of the Company in effect as of the date of this Agreement, together with all amendments thereto in effect as of the date of this Agreement (the “Company Articles”), and the Amended and Restated Regulations of the Company in effect as of the date of this Agreement, together with all amendments thereto in effect as of the date of this Agreement (the “Company Regulations”).  Each of the Company Articles and the Company Regulations were duly adopted and is in full force and effect as of the date of this Agreement.  Neither the Company nor any Company Subsidiary is in violation in any material respect of any provision of such documents.

SECTION 4.02.           Company Subsidiaries.  (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, claims, charges, mortgages, deeds of trust, encumbrances, judgments, options, rights of first refusal or offer, defects in title, limitations in voting rights and security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws.  The Company has provided to Parent a true and complete list of all the Company Subsidiaries as of the date of this Agreement.

(b)                                 Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

SECTION 4.03.           Capital Structure.  (a) The authorized capital stock of the Company consists of 96,000,000 Company Common Shares, 1,357,299 shares of voting preferred shares, without par value (“Company Voting Preferred Shares”), and 1,000,000 shares of non-voting preferred shares, without par value (“Company Non-Voting Preferred Shares” and, together with the Company Common Shares and the Company Voting Preferred Shares, the “Company Capital Stock”).  At the close of business on February 21, 2020 (the “Capitalization Date”), (i) 50,547,331 Company Common Shares were issued and outstanding, (ii) no Company Common Shares were held in the treasury of the Company, (iii) 155,250 Company Voting Preferred Shares designated as 6 3/4% Cumulative Convertible Preferred Shares (“6 3/4% Preferred Shares”) were issued and outstanding, (iv) no Company Non-Voting Preferred Shares were issued and outstanding, (v) 3,210,081 Company Common Shares were reserved and available for issuance pursuant to the Company Stock Plans, of which (A) 867,573 Company Common Shares were subject to outstanding Company RSUs (other than Company PSUs), (B) 1,037,435 Company Common Shares were subject to outstanding Company PSUs (assuming settlement of outstanding awards based on maximum achievement of applicable performance goals), (C) 143,545 Company Common Shares were subject to outstanding Company Stock Options and (D) 10,389 Company Common Shares were subject to outstanding Company SARs, and (vi) 10,800 Company Common Shares were subject to Company Phantom Shares, of which all were cash-settled Company Phantom Shares.  Except as set forth in this Section 4.03(a), at the close of business on the Capitalization Date, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding.  From the close of business on the Capitalization Date to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Shares (x) upon the exercise of Company Stock Options and Company SARs outstanding at the close of business on the Capitalization Date or (y) upon the vesting and settlement of Company RSUs, Company PSUs and Company Phantom Shares outstanding at the close of business on the Capitalization Date, in each case, in accordance with their terms in effect on the Capitalization Date.

(b)                                 All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the vesting, exercise or settlement, as applicable, of Company Stock-Based Awards will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the OGCL, the Company Articles, the Company Regulations or any Contract to which the Company is a party or otherwise bound.

(c)                                  Except as set forth in this Section 4.03, as of the close of business on the Capitalization Date, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) except as required by the terms of the 6 3/4% Preferred Shares, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (ii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, or (iii) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock or voting securities of, or other equity interests in, any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary.  Except as set forth above in this Section 4.03 or in connection with Company Stock-Based Awards, as of the close of business on the Capitalization Date, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.  There are no debentures, bonds, notes or other Indebtedness of the Company that have or by their terms may have at any time the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote (“Company Voting Debt”).  Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company.  Except for this Agreement, neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

SECTION 4.04.           Authority; Execution and Delivery; Enforceability.  (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the Transactions, subject, in the case of the Merger, to the receipt of the Company Shareholder Approval.  The Company Board, by a unanimous vote at a meeting duly called on or prior to the date of this Agreement at which a quorum of directors of the Company was present, adopted resolutions (i) approving this Agreement, the Merger and the Transactions, (ii) determining that entering into this Agreement, the Merger and the Transactions are fair to, and in the best interests of, the Company and its shareholders, (iii) declaring this Agreement, the Merger and the Transactions advisable and (iv) recommending that the Company’s shareholders adopt this Agreement, the Merger and the Transactions (such recommendation, the “Company Board Recommendation”) and directing that this Agreement and the Merger be submitted to the Company’s shareholders at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”), and such resolutions remain in full force and effect and have not been amended or withdrawn (except as, and only to the extent, expressly permitted by Section 5.02(c)).  Except for the adoption of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding Company Common Shares and Company Voting Preferred Shares, voting as a single class, in each case entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve this Agreement or to consummate the Merger and the Transactions (except for the filing of the Certificate of Merger with the Secretary of State pursuant to the OGCL).  The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)                                 Assuming the accuracy of Parent’s representation in Section 3.12, the Company has taken all necessary action such that the provisions of Chapter 1704 of the OGCL are not applicable to the Company, Parent, Merger Sub, this Agreement, the Merger or the Transactions, and no other Takeover Laws or any anti-takeover provision in the Company Articles or the Company Regulations are, or at the Effective Time will be, applicable to the Company, Parent, Merger Sub, this Agreement or any of the Merger Transactions.  For purposes of this Agreement, “Takeover Laws” means any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws.

(c)                                  Neither the Company nor any Company Subsidiary has in effect a “poison pill”, shareholder rights plan or other similar plan or agreement.

SECTION 4.05.           No Conflicts; Consents.  (a) The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger Transactions will not, (i) conflict with or result in any violation of any provision of the Company Articles, the Company Regulations or the comparable charter, bylaws or other organizational documents of any Company Subsidiary (assuming that the Company Shareholder Approval is obtained), (ii) conflict with, result in any breach or violation of or default (with or without notice or lapse of time, or both) under, terminate or give rise to a right of termination, vesting, cancellation, amendment, notification, purchase or sale (including any purchase option, option to sell, right of first refusal, right of first offer, right of first negotiation or similar option or right) under, or acceleration of, give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities, or other equity interests or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b), conflict with or result in any violation of any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 No Consent of or from, or registration, declaration, notice or filing made to or with, or any other action by, any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger Transactions, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement in definitive form and (B) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions, (ii) compliance with and filings under the HSR Act, (iii) such Consents from, or such filings and submissions as may be necessary or advisable to or with, CFIUS in connection with the Transactions, (iv) the filing of the Certificate of Merger with the Secretary of State as required by the OGCL and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (v) such Consents from, or registrations, declarations, notices or filings made to or with, the FCC (including any review by Team Telecom Agencies in connection with any FCC filing) as are required in connection with the Transactions (the “Company FCC Consents” and, together with the Parent FCC Consents, the “FCC Consents”), (vi) such Consents from, or registrations, declarations, notices or filings made to or with, State Regulators as are required in connection with the Transactions (the “Company PSC Consents” and, together with the Parent PSC Consents, the “PSC Consents”), (vii) such Consents from, or registrations, declarations, notices or filings made to or with, Foreign Regulatory Agencies as are required in connection with the Transactions, (viii) such Consents from, or registrations, declarations, notices or filings made to or with, governments of Localities in connection with the provision of telecommunication and media services as are required in connection with the Transactions (the “Company Local Consents” and, together with the Parent Local Consents, the “Local Consents”) and (ix) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.06.           SEC Documents; Undisclosed Liabilities.  (a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2017 (such documents, together with any documents filed with or furnished to the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement, being collectively referred to as the “Company SEC Documents”).

(b)                                 Each Company SEC Document (i) at the time filed, complied in all material respects with the requirements of requirements of the Sarbanes-Oxley Act of 2002 and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)                                  Neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(d)                                 The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(e)                                  The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f)                                   Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material  transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(g)                                  Since January 1, 2019, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(h)                                 None of the Company Subsidiaries is, or has at any time since January 1, 2019 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

SECTION 4.07.           Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 4.08.           Absence of Certain Changes or Events.  From January 1, 2019 to the date of this Agreement, (i) there has not occurred any state of facts, change, effect, condition, development, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, (ii) neither the Company nor any of the Company Subsidiaries has taken any action which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Parent, would constitute a breach of Section 5.01(a)(i), 5.01(a)(ii), 5.01(a)(iii), 5.01(a)(iv), 5.01(a)(v), 5.01(a)(vii), 5.01(a)(viii), 5.01(a)(ix) or 5.01(a)(xx) (with respect to Sections 5.01(a)(ii), 5.01(a)(iii), 5.01(a)(iv), 5.01(a)(v), Section 5.01(a)(vii), Section 5.01(a)(viii) and 5.01(a)(ix)) and (iii) each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course in all material respects.

SECTION 4.09.           Taxes.  (a) (i) Each of the Company and each Company Subsidiary has timely filed (or caused to be filed), taking into account any extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects; (ii) each of the Company and each Company Subsidiary has paid all material Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; and (iii) no material deficiency for any Tax has been asserted or assessed by a taxing authority against the Company or any Company Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b)                                 No material Tax Return of the Company or any Company Subsidiary is under audit or examination by any taxing authority, and no written notice of a pending audit or examination has been received by the Company or any Company Subsidiary.  No deficiencies for any material Taxes have been proposed, asserted or assessed against the Company or any Company Subsidiary that were not finally resolved in full prior to the date of the most recent Company SEC Documents.  No requests for extensions or waivers of any statute of limitation or other time to assess any material Taxes are pending.  No other procedure, proceeding or contest of any refund or deficiency in respect of material Taxes is pending in or on appeal from any Governmental Entity.

(c)                                  No written claim has been made by any Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is subject to taxation by that jurisdiction.

(d)                                 Each of the Company and each Company Subsidiary has complied in all material respects with all applicable Laws relating to the collection, payment and withholding and remittances of Taxes.

(e)                                  Neither the Company nor any Company Subsidiary is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or customary Tax payment or indemnification provisions in Contracts the primary purpose of which does not relate to Taxes).

(f)                                   Neither the Company nor any Company Subsidiary has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Laws of the United States, any non-U.S. jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group the common parent of which is or was the Company and/or any Company Subsidiary).

(g)                                  Within the past three years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(h)                                 Neither the Company nor any Company Subsidiary has participated in a “reportable transaction” or a “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i)                                     Neither the Company nor any Company Subsidiary will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of applicable Laws) executed on or prior to the Closing Date, (iv) to the Knowledge of the Company, an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19, (v) a change in the method of accounting made on or prior to the Closing Date or (v) an election under Section 108(i) of the Code (or any corresponding provision of applicable Laws) made on or prior to the Closing Date.

SECTION 4.10.           Benefits Matters; ERISA Compliance.  (a) The Company has delivered or made available to Parent true and complete copies of (i) all material Company Benefit Plans or, in the case of any unwritten material Company Benefit Plan, a description thereof, including any amendment thereto, (ii) the most recent annual report on Form 5500 or such similar report, statement or information return required to be filed with or delivered to any Governmental Entity, if any, in each case, with respect to each material Company Benefit Plan, (iii) each trust, insurance, annuity or other funding Contract relating to any material Company Benefit Plan and (iv) the most recent financial statements and actuarial or other valuation reports for each Company Benefit Plan (if any).  For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee pension benefit plans” (as defined in Section 3(2) of ERISA) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, termination, change in control, disability, vacation, death benefit, hospitalization, medical or other material compensation or benefit plans, arrangements, policies, programs or understandings providing compensation or benefits (other than foreign or domestic statutory programs), in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any Company Subsidiary or any other person or entity that, together with the Company is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Company Commonly Controlled Entity”) for the benefit of any current or former directors, officers, employees, independent contractors or consultants of the Company or any Company Subsidiary (each a “Company Participant”) and (B) all employment, consulting, bonus, incentive compensation, deferred compensation, equity or equity-based compensation, indemnification, severance, retention, change of control or termination agreements or arrangements between the Company or any Company Subsidiary and any Company Participant.  Section 4.10 of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all material Company Benefit Plans.

(b)                                 All Company Pension Plans have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination letters or opinion letters (as applicable) from the U.S. Internal Revenue Service (the “IRS”) or a non-U.S. Governmental Entity (as applicable) to the effect that such Company Pension Plans and the trusts created thereunder are qualified and exempt from Taxes under Sections 401(a) and 501(a) of the Code or other applicable Law, and no such determination letter or opinion letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Pension Plan been amended since the date of its most recent determination letter or opinion letter (or application therefor) in any respect that would reasonably be expected to result in the loss of its qualification.

(c)                                  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to result in any material liability to the Company, other than a Company Pension Plan that is a “multiemployer” plan within the meaning of Section 4001(a)(3) of ERISA, in the case of each Company Pension Plan, (i) no Company Pension Plan had, as of the respective last annual valuation date for each such Company Pension Plan, an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA), based on actuarial assumptions made available to Parent, (ii) none of the Company Pension Plans has failed to meet any “minimum funding standards” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived and no such plan is, or is expected to be, considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA, (iii) none of such Company Benefit Plans or related trusts is the subject of any proceeding or investigation by any Person, including any Governmental Entity, that could be reasonably expected to result in a termination of such Company Benefit Plan or trust or any other material liability to the Company or any Company Subsidiary, and (iv) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA and as to which the notice requirement under Section 4043 of ERISA has not been waived) with respect to any Company Benefit Plan during the last six years.  None of the Company, any Company Subsidiary or any Company Commonly Controlled Entity has, or within the past six years had, contributed to, been required to contribute to, or has any liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any Company Pension Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(d)                                 With respect to each material Company Benefit Plan that is an employee welfare benefit plan, (i) such Company Benefit Plan (including any Company Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of the Company or the Company Subsidiaries or terminated, in each case, without material liability to the Company and the Company Subsidiaries on or at any time after the Effective Time and (ii) no such Company Benefit Plan is unfunded or self-insured or funded through a “welfare benefit fund” (as defined in Section 419(e) of the Code) or other funding mechanism.

(e)                                  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(f)                                   Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Company Benefit Plan and (ii) the Company and each of the Company Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(g)                                  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, all contributions or other amounts payable by the Company or any Company Subsidiary with respect to each Company Benefit Plan have been paid or accrued in accordance with the terms of such Company Benefit Plan, GAAP and Section 412 of the Code (or any comparable provision under applicable non-U.S. Laws).  Except as fully accrued or reserved against on the Company’s financial statements in accordance with GAAP, there are no material unfunded liabilities, solvency deficiencies or wind-up liabilities, where applicable, with respect to any Company Benefit Plan.

(h)                                 Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims or Actions by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits payable in the ordinary course.

(i)                                     Each Company Stock Option (i) was validly issued and properly approved by the Company Board (or compensation committee thereof) in accordance with the applicable Company Stock Plan, (ii) has an exercise price per Company Common Share equal to or greater than the fair market value of a Company Common Share at the close of business on the date of such grant, and (iii) qualifies for the tax and accounting treatment afforded to such Company Stock Option in the Company’s tax returns and the Company’s financial statements, respectively.

(j)                                    None of the execution and delivery of this Agreement, the obtaining of the Company Shareholder Approval or the consummation of any of the Merger Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any Company Participant to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan, (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Benefit Plan or (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any Company Participant.  No Company Participant is entitled to receive any gross-up or additional payment in respect of any Taxes (including, without limitation, the Taxes required under Section 409A or Section 4999 of the Code) being imposed on such Person.

SECTION 4.11.           Litigation.  There is no Action pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of the Company, any investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.12.           Compliance with Applicable Laws.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws and the Company Permits.  To the Knowledge of the Company, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no material action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit.  This section does not relate to Tax matters, employee benefits matters, labor matters, environmental matters or Intellectual Property matters.

SECTION 4.13.           Environmental Matters.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a)                                 the Company and the Company Subsidiaries have complied with all Environmental Laws, and are in compliance with all Environmental Laws, and neither the Company nor any Company Subsidiary has received any written communication that alleges that the Company or any Company Subsidiary is in violation of, or has liability under, any Environmental Law and, except as reflected in the most recent audited financial statements of the Company included in the Company SEC Documents, to the Knowledge of the Company, no known capital or other expenditure is required for the Company or the Company Subsidiaries to achieve or maintain compliance with Environmental Law;

(b)                                 the Company and the Company Subsidiaries have obtained and complied with, and are in compliance with, all Permits issued pursuant to Environmental Law necessary for their respective operations as currently conducted, all such Permits are valid and in good standing and neither the Company nor any Company Subsidiary has been advised in writing by any Governmental Entity of any actual or potential change in the status or terms and conditions of any such Permits;

(c)                                  there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries;

(d)                                 there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against, or obligation pursuant to Environmental Law to conduct any Remedial Action on the part of, the Company or any of the Company Subsidiaries;

(e)                                  neither the Company nor any of the Company Subsidiaries is conducting or undertaking any Remedial Action relating to any Release or threatened Release of any Hazardous Material; and

(f)                                   neither the Company nor any of the Company Subsidiaries has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries.

SECTION 4.14.           Contracts.  (a) As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by any Contract that:

(i)                                     is required to be filed by the Company pursuant to Item 601(b) of Regulation S-K under the Securities Act (other than any Company Benefit Plan);

(ii)                                  relates to any partnership, joint venture, co-investment, limited liability, strategic alliance or similar agreement involving the Company or any of the Company Subsidiaries (other than any such agreement solely between or among the Company and the Company Subsidiaries);

(iii)                               contains any non-compete, exclusivity, “most favored nations” or other similar provision that limits or purports to limit, in any material respect, either the type of business in which the Company or any of the Company Subsidiaries (or, after giving effect to the Merger, Parent or its Subsidiaries) may engage, the terms or conditions the Company or any of the Company Subsidiaries (or, after giving effect to the Merger, Parent or its Subsidiaries) can offer to any other Person, or the geographic area in which the Company or any of the Company Subsidiaries (or, after giving effect to the Mergers, Parent or its Subsidiaries) may so engage;

(iv)                              provides for the acquisition or disposition by the Company or any Company Subsidiary of any properties or assets (except for acquisitions and dispositions of properties, assets and inventory in the ordinary course of business consistent with past practice), in each case with a fair market value in excess of $15,000,000;

(v)                                 involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vi)                              by its terms obligates the Company or any of the Company Subsidiaries to make expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) or entitles the Company or any of the Company Subsidiaries to payments (A) in excess of $10,000,000 in any 12 month period or (B) in excess of $50,000,000, in the aggregate over the term of such Contract; provided that expenditures and payments under hardware reseller arrangements will be measured on a net basis; provided further that customer Contracts entered into in the ordinary course of business are not required to be scheduled until 45 calendar days after the date of this Agreement;

(vii)                           relates to the settlement or proposed settlement of any dispute or Action in which the amount to be paid in settlement involves (A) the issuance of any securities by the Company or any of the Company Subsidiaries, or (B) the payment of any cash or other consideration having a value, in each case, of more than $1,000,000;

(viii)                        contains a standstill or similar Contract pursuant to which the Company or any of the Company Subsidiaries has agreed not to acquire assets or securities of any other Person;

(ix)                              was entered into with any of the Company Subsidiaries or any other Person in which the Company holds, directly or indirectly, any equity interest, which relates to the rights of the Company with respect to voting, rights of first offer, rights of first refusal or other similar rights regarding such equity interests in such Person;

(x)                                 evidences a capitalized lease obligation in excess of $10,000,000, or that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage, suretyship, “keep well” or other agreement providing for or guaranteeing indebtedness of any Person in excess of $10,000,000 (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon), except for any Contract solely among or between the Company and any of the Company Subsidiaries;

(xi)                              contains restrictions on the ability of the Company or any of the Company Subsidiaries to pay dividends or other distributions (other than pursuant to the Company Articles and the Company Regulations);

(xii)                           contains a put, call or similar right pursuant to which the Company or any of the Company Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $5,000,000, or constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a hedging transaction;

(xiii)                        is (A) material license (by or to the Company or any Company Subsidiary), covenant not to sue, escrow, or other Contract that grants rights in or to any material Intellectual Property rights and (B) an exclusive license or other Contract affecting the Company’s or any of the Company Subsidiaries’ ability to disclose, own, enforce, use, or license any material Intellectual Property (provided, however, that the following are not required to be scheduled but shall constitute Material Contracts solely for purposes of Section 4.14(b) and the last sentence of Section 4.14(c) if they otherwise qualify:  (w) non-exclusive licenses granted to customers in the ordinary course of business consistent with past practice; (x) non-exclusive licenses implied by the sale of a product and (y) licenses of commercially available, unmodified, off-the-shelf Software licensed pursuant to click-through, click-wrap, or standard terms and conditions for less than $10,000,000 annually); or

(xiv)                       would prohibit or materially delay the consummation of the Merger or the Transactions.

Each such Contract described in clauses (i) through (xiv) above is referred to herein as a “Material Contract”.

(b)                                 Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract (including, for purposes of this Section 4.14(b), any Contract entered into after the date of this Agreement that would have been a Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, subject to the Bankruptcy and Equity Exception, (ii) each such Material Contract is in full force and effect and (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

(c)                                  The Company has made available to Parent prior to the date of this Agreement, accurate and complete copies of all written Material Contracts, including all amendments thereto as in effect as of the date of this Agreement.  Neither the Company nor any of the Company Subsidiaries has given or received notice of any violation or default under any Material Contract.

SECTION 4.15.           Properties.  (a) Section 4.15(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all of the real property owned in fee simple by the Company or any of the Company Subsidiaries (the “Company Owned Real Property”).  Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, either the Company or the Company Subsidiaries:  (i) has good and valid fee simple title to all of the Company Owned Real Property, free and clear of all Liens other than Permitted Liens; (ii) is in sole and exclusive possession of the Company Owned Real Property and there are no leases, licenses, occupancy agreements or any other similar arrangement (the “Real Property Leases”) pursuant to which any third party is granted the right to use any Company Owned Real Property, other than Permitted Liens; (iii) has sufficient right of ingress and egress to the Company Owned Real Property in all material respects and enjoys peaceful and quiet possession thereof; and (iv) there are no outstanding options or rights of first offer or refusal to purchase the Company Owned Real Property.

(b)                                 Section 4.15(b) the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all of the real property leased by Company or any of the Company Subsidiaries for which the annual rental value exceeds $5,000,000 pursuant to a Real Property Lease (the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”).  Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, with respect to the Company Leased Real Property and each Real Property Lease:  (i) each Real Property Lease is in full force and effect, and the Company or a Company Subsidiary holds a valid and existing leasehold interest under each Real Property Lease; (ii) the possession and quiet use and enjoyment of the Company Leased Real Property under such Real Property Lease has not been disturbed and there are no disputes with respect to any such Real Property Lease; (iii) none of the Company or any Company Subsidiary has given or received any written notice of default pursuant to any such Real Property Lease; (iv) none of the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party to such Real Property Lease, is in breach or violation of, or in default under, such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach, violation or default, or permit the termination, modification or acceleration of rent under such Real Property Lease on the part of the Company or any Company Subsidiary, nor, to the Knowledge of the Company, on the part of the other party thereto; (v) no security deposit or portion thereof deposited with respect to such Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been re-deposited in full; (vi) neither the Company nor any Company Subsidiary owes, or will owe in the future based on arrangements currently in existence, any brokerage commissions or finder’s fees with respect to any Real Property Lease; (vii) none of the Company or any Company Subsidiary has collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein, other than Permitted Liens; (viii) there are no Liens on the estate or interest created by such Real Property Lease, other than Permitted Liens; and (ix) none of the Company or any Company Subsidiary has subleased, licensed or otherwise granted any person the right to use or occupy any Company Leased Real Property or any portion thereof.

SECTION 4.16.           Intellectual Property.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a)                                 Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list of (i) all (A) issued patents and patent applications, (B) trademark registrations and applications, (C) copyright registrations and applications, and (D) domain name registrations, in each case, included in the Owned IP, all of which is valid, enforceable, and subsisting and (ii) all material unregistered trademarks and material unregistered Proprietary Software included in the Owned IP;

(b)                                 the Company and the Company Subsidiaries solely and exclusively own, free and clear of all Liens, other than Permitted Liens, all Owned IP or are validly licensed or otherwise have the valid right to use, all Intellectual Property used in or necessary for the operation of their business as currently conducted, and none of the foregoing will be adversely impacted by the execution of this Agreement or the consummation of any of the Transactions (including that no payment of any additional consideration or third party consent will be due or required as a result thereof);

(c)                                  neither the Company nor any of the Company Subsidiaries has received in the six (6) years prior to the date of this Agreement any written notice from any Person, and there are no pending or, to the Knowledge of the Company, threatened, Actions, against the Company or any of the Company

Subsidiaries, (i) asserting the infringement, misappropriation or violation of any Intellectual Property rights by the Company or any of the Company Subsidiaries or (ii) challenging the validity, enforceability, priority or registrability of, or any right, title or interest of the Company or any of the Company Subsidiaries with respect to, any Intellectual Property owned or purported to be owned, in whole or in part, by the Company or any of the Company Subsidiaries (collectively, “Owned IP”);

(d)                                 none of the Owned IP is subject to any outstanding Judgment, contract Action or consent, or settlement of or with any Governmental Entity or other Person restricting the use, ownership, or disposition thereof;

(e)                                  neither the Company nor any of the Company Subsidiaries has sent any written notice in the three (3) years prior to the date of this Agreement to any Person, and there are no pending Actions, by the Company or any of the Company Subsidiaries, (i) asserting the infringement, misappropriation or violation of any Intellectual Property owned by or exclusively licensed to the Company or any of the Company Subsidiaries or (ii) challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any Person with respect to, any Intellectual Property owned by such Person;

(f)                                   (i) to the Knowledge of the Company, no Person is infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to the Company or any of the Company Subsidiaries and (ii) the Company, the Company Subsidiaries and the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted did not in the past four (4) years and do not currently infringe upon, misappropriate or violate the Intellectual Property rights of any Person;

(g)                                  (i) all current or former employees of the Company or one of the Company Subsidiaries who have created or developed (in whole or in part) any material Owned IP have entered into enforceable assignment agreements pursuant to which such Persons have presently assigned all rights therein to the Company or a Company Subsidiary (or all such rights vest therein by operation of Law) and (ii) to the Knowledge of the Company, no such Person has claimed any ownership interest in any material Owned IP;

(h)                                 none of the source code for any Proprietary Software is subject to any Copyleft License Terms, and to the Knowledge of the Company, no Person other than the Company or any of the Company Subsidiaries is in possession of the source code for any Proprietary Software, excluding independent contractors and consultants of Company or any of the Company Subsidiaries who use such source code for the sole benefit of the Company or any of the Company Subsidiaries;

(i)                                     the Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality, security and integrity of their material trade secrets, and the security, integrity and continuous operation of (i) the IT Assets and (ii) the personal information collected, stored, processed, gathered, used, held for use or accessed by the Company or the Company Subsidiaries in the course of the operations of their respective businesses.  The Company and the Company Subsidiaries are in compliance in all material respects with all applicable privacy, data security and data protection laws, regulations, written Company policies, and written contractual requirements in all relevant jurisdictions;

(j)                                    to the Knowledge of the Company, the IT Assets (i) meet the needs of the Company’s or any of the Company Subsidiaries’ business as currently conducted and, (ii) are owned or validly accessed and used by Company or any of the Company Subsidiaries, (iii) operate and perform in accordance with their documentation and functional specifications, (iv) do not contain any virus, malicious code, damaging devices or other routine or components designed to materially adversely impact the functionality of or permit unauthorized access or to disable or otherwise harm any computer, systems, or Software, and (v) have not materially malfunctioned or failed in the three (3) years prior to the date of this Agreement in a manner that has had a material impact on the businesses of the Company and the Company

Subsidiaries.  The Company and the Company Subsidiaries have not experienced any security incident that has compromised the integrity or availability of the IT Assets, or resulted in a loss, damage, or unauthorized access, disclosure, use, or breach of security of any personal information, Intellectual Property and confidential, proprietary business information used, held for use, maintained or processed by the Company or any of the Company Subsidiaries, nor has there been any other compromise of the security, confidentiality, availability or integrity of such information or data or of the IT Assets upon which such information resides; and

(k)                                 the Company and the Company Subsidiaries have not received any written notice of claims, investigations, or alleged violations of law, regulation, or contract with respect to personal data or information security-related incidents, nor have the Company and the Company Subsidiaries notified in writing, or been required by applicable law, regulation, or contract to notify in writing, any person or entity of any personal data or information security-related incident.

SECTION 4.17.           Labor Matters.  (a) Section 4.17 of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Company Collective Bargaining Agreements.  The Company has made available to Parent copies of such Company Collective Bargaining Agreements, including with respect to employees based outside the United States.  Neither the Company nor any of the Company Subsidiaries has breached or otherwise failed to comply with any provision of any Company Collective Bargaining Agreement, except for any breaches, failures to comply or disputes that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there is not any, and during the past three years there has not been any, labor strike, dispute, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, against or affecting the Company or any Company Subsidiary; (ii) to the Knowledge of the Company, no union organizational campaign is in progress with respect to the employees of the Company or any Company Subsidiary and no question concerning representation of such employees exists; (iii) neither the Company nor any Company Subsidiary is engaged in any unfair labor practice; (iv) there are not any unfair labor practice charges or complaints against the Company or any Company Subsidiary pending, or, to the Knowledge of the Company, threatened, before the National Labor Relations Board; (v) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any Company Subsidiary that reasonably could be expected to result in an adverse determination; (vi) the Company and each Company Subsidiary is in compliance with all applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, pay equity and workers’ compensation; and (vii) neither the Company nor any Company Subsidiary has received written communication during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company or any Company Subsidiary and, to the Knowledge of the Company, no such investigation is in progress.

(c)                                  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) all individuals who are or were performing consulting or other services for the Company or any Company Subsidiary are or were correctly classified under all applicable Laws by the Company or such Company Subsidiary as either “independent contractors” (or comparable status in the case of a non-U.S. entity) or “employees” as the case may be and (ii) all individuals who are or were classified as “employees” of the Company or any Company Subsidiary are or were correctly classified under all applicable Laws by the Company or such Company Subsidiary, as exempt or non-exempt, as the case may be.

SECTION 4.18.           Brokers’ Fees and Expenses.  No broker, investment banker, financial advisor or other Person, other than Moelis & Co. and Morgan Stanley & Co. LLC (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or the Transactions based upon arrangements made by or on behalf of the Company.  The Company has furnished to Parent true and complete copies of all agreements between the Company and the Company Financial Advisors relating to the Merger or the Transactions, subject to redactions of the portions of such agreement relating to the calculation of the fees payable to such Company Financial Advisors.  The Company has separately provided Parent with the result of a calculation of the approximate amount of the fees that will be payable to the Company Financial Advisors as a result of the Merger and the transactions contemplated by the Brookfield Agreement.  No amounts will be payable to the Company Financial Advisors in connection with the Brookfield Agreement or the transactions contemplated thereby, except as are credited to any amounts payable in connection with the Merger or the Transactions.

SECTION 4.19.           Opinion of Financial Advisors.  The Company has received the opinions of each of the Company Financial Advisors, to the effect that, as of the date of such opinions and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Shares other than holders of Excluded Shares and Company Common Shares held immediately prior to the Effective Time by (a) the Company as treasury shares, (b) Parent or Merger Sub and (c) any direct or indirect wholly owned Subsidiary of the Company or of Parent (other than Merger Sub), is fair, from a financial point of view, to such holders.

SECTION 4.20.           Communications Regulatory Matters.

(a)                                 The Company and each of the Company Subsidiaries hold all approvals, authorizations, certificates and licenses issued by the FCC or State Regulators and all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any of the Company Subsidiaries by a Governmental Entity that are required for the Company and each of the Company Subsidiaries to conduct its business, as presently conducted (collectively, the “Company Licenses”).

(b)                                 Each Company License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified.  No Company License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or (ii) any pending Action by or before the FCC or any State Regulator to suspend, revoke or cancel, or any judicial review of a decision by the FCC or any State Regulator with respect thereto.  There is no (A) to the Knowledge of the Company, event, condition or circumstance attributable specifically to the Company that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), (B) pending or, to the Knowledge of the Company, threatened FCC or State Regulator regulatory Action relating specifically to one or more of the Company Licenses or (C) event, condition or circumstance attributable specifically to the Company that would materially impair, delay or preclude the ability of the Company or the Company Subsidiaries to obtain any Consents from any Governmental Entity.  No Company License, order or other agreement, obtained from, issued by or concluded with any State Regulator imposes or would impose restrictions on the ability of any Company Subsidiary to make payments, dividends or other distributions to the Company or any other Company Subsidiary that limits, or would reasonably be expected to limit, the cash funding and management alternatives of the Company on a consolidated basis in a manner disproportionate to restrictions applied by such State Regulators to similarly situated companies.

(c)                                  The Company, with respect to any Company License and any activity regulated by the FCC or any State Regulator but not requiring a License (“Unlicensed Activity”), and each licensee of each Company License and each Company Subsidiary engaged in Unlicensed Activity (each, an “Unlicensed Subsidiary”) is, and since December 31, 2016, has been, in compliance with each Company License and has fulfilled and performed all of its obligations with respect thereto and with respect to any Unlicensed Activity required by the Communications Act of 1934, as amended (the “Communications Act”), or the rules, regulations, written policies and orders of the FCC (the “FCC Rules”) or similar rules, regulations, written policies and orders of State Regulators, and the payment of all regulatory fees and contributions, except for exemptions, waivers or similar concessions or allowances and except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company and each licensee of each Company License and each of its Unlicensed Subsidiaries is in good standing with the FCC and all other Governmental Entities, and neither the Company nor any such licensee or any of its Unlicensed Subsidiaries is, to the Knowledge of the Company, the respondent with respect to any formal complaint, investigation, audit, inquiry, subpoena, forfeiture, or petition to suspend before the FCC, the Universal Service Administrative Company (the “USAC”) or any other Governmental Entity and except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company or a Company Subsidiary owns one hundred percent (100%) of the equity and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Company Licenses and each of its Unlicensed Subsidiaries.

(d)                                 Neither the Company nor any of the Company Subsidiaries is subject to any currently effective cease-and-desist order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding with, or has been ordered since December 31, 2016, to pay any civil money penalty by, the FCC, USAC or any other Governmental Entity (other than a taxing authority, which is covered by Section 4.09), other than those of general application that apply to similarly situated providers of the same services or their Subsidiaries and that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect (each item in this sentence, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has the Company or any of the Company Subsidiaries been advised in writing since December 31, 2016 by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

SECTION 4.21.           Insurance.  The Company has made available to Parent all material insurance policies maintained by the Company or any Company Subsidiary (each, an “Insurance Policy”).  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all Insurance Policies are in full force and effect, (b) all premiums due and payable thereon have been paid, (c) neither the Company nor any Company Subsidiary is in breach or default under any Insurance Policy and (d) neither the Company nor any of the Company Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit the termination or modification, of any Insurance Policy.

SECTION 4.22.           Certain Business Practices.  The Company, the Company Subsidiaries and, to the Knowledge of the Company, their respective directors, officers, employees, consultants and agents, in each case acting on behalf of the Company, have complied in all material respects at all times since January 1, 2017, and are in compliance in all material respects with (a) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd1, et seq.) (“FCPA”), and (b) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and the Company Subsidiaries operate and in which any agent thereof is conducting or has conducted business involving the Company or any of the Company Subsidiaries.  None of the Company, any of the Company Subsidiaries and/or, to the Knowledge of the Company, any of the Company’s and the Company Subsidiaries’ respective directors, officers, employees, consultants and agents in each case acting on behalf of the Company have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Entity to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation in any material respect of the FCPA and any Laws described in clause (b) of the immediately preceding sentence, except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  As used in this Section 4.22, the term “Government Official” means any official, officer, employee, or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.  The Company and the Company Subsidiaries maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Company or any of the Company Subsidiaries operates.

SECTION 4.23.           Affiliate Transactions.  No officer, director or Affiliate of the Company, or any of the Company Subsidiaries is a party to any Material Contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets or has any material interest in any material property used by the Company or any of the Company Subsidiaries or, since January 1, 2017, has engaged in any material transaction with the Company or any of the Company Subsidiaries that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that has not been so disclosed in the Company SEC Documents.

SECTION 4.24.           Brookfield Agreement.  The termination of the Brookfield Agreement effected in accordance with Section 1.07 was duly authorized and validly effected in accordance with the terms thereof.  No termination fee is payable to Brookfield other than the Brookfield Termination Fee and the Company has no other liability or obligation under the Brookfield Agreement, including with respect to the payment of any other termination fees or (other than as contemplated by Section 4.18) any other fees and expenses.  As of the date of this Agreement, the Company has not received notice of any breach of the Brookfield Agreement.

SECTION 4.25.           No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, Parent and Merger Sub acknowledge that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the Transactions, and that neither Parent nor Merger Sub has relied on any such other representation or warranty.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01.           Conduct of Business.  (a) Conduct of Business by the Company.  Except for matters set forth in the Company Disclosure Letter, required by applicable Law or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to preserve intact its business organization and business relationships.  In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter, required by applicable Law or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, do any of the following:

(i)                                     (A) amend the Company Articles, (B) amend the Company Regulations or (C) amend the charter or organizational documents of any Company Subsidiary;

(ii)                                  (A) authorize, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends payable by the Company to holders of its 6 3/4% Preferred Shares and (2) dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its stockholders or other equity holders, (B) other than with respect to any wholly owned Company Subsidiary, split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(a)(iii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except pursuant to (1) the Company Stock-Based Awards, in each case, pursuant to their terms in effect on the date hereof or thereafter granted as permitted by the provisions of Section 5.01(a)(iii) or (2) any such transaction by the Company or a wholly owned Company Subsidiary in respect of such capital stock, securities or interests in a wholly owned Company Subsidiary;

(iii)                               authorize for issuance, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of the Company or any Company Subsidiary, other than (1) upon conversion of any 6 3/4% Preferred Shares outstanding at the close of business on the date of this Agreement into Company Common Shares in accordance with the Company Articles and (2) the issuance of Company Common Shares upon the vesting, exercise or settlement, as applicable, of Company Stock-Based Awards outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time or thereafter granted as permitted by the provisions of this Section 5.01(a)(iii), or the issuance of shares of capital stock of a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary (B) any other equity interests or voting securities of the Company or any Company Subsidiary, other than in the case of a Company Subsidiary, an issuance, delivery or sale to the Company or any wholly owned Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, other than in the case of a Company Subsidiary, an issuance, delivery or sale to the Company or any wholly owned Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, other than in the case of a Company Subsidiary, an issuance, delivery or sale to the Company or any wholly owned Company Subsidiary, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of the Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary, other than in the case of a Company Subsidiary, an issuance, delivery or sale to the Company or any wholly owned Company Subsidiary, or (F) any Company Voting Debt;

(iv)                              except as required to comply with applicable Law or to comply with any Company Benefit Plan as in effect as of the date of this Agreement, (A) establish, adopt, enter into, terminate or materially amend, or take any action to accelerate the vesting or payment of, any compensation or benefits under, any Company Benefit Plan (or any award thereunder), (B) grant or increase in any manner the salaries, bonuses, or incentive-based compensation or benefits of or pay any bonus to, or grant any loan to any Company Participant other than increases in annual salary or benefits made in the ordinary course of business consistent with past practice to Company Participants who have an annual base salary of less than $250,000, (C) grant, amend or modify any equity or equity-based awards of any Company Participant, (D) grant or pay any change in control, retention, severance, termination or similar compensation or benefits to, or increase in any manner the change in control, retention, severance, termination or similar compensation or benefits of, any Company Participant, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (F) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan, except to the extent required by applicable Law or GAAP, (G) change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined or (H) hire or terminate without cause any Company Participant, other than in the ordinary course of business with respect to any such Company Participant who is not an “executive officer” as defined in Rule 3b-7 of the Exchange Act;

(v)                                 make any material changes in financial accounting methods, principles or practices, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act, or (C) by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(vi)                              other than in the ordinary course of business, (A) make any Tax election that results in a material amount of Taxes of the Company or any Company Subsidiary, (B) make any changes to any existing Tax election that results in a material amount of Taxes of the Company or any Company Subsidiary, (C) settle or compromise any Tax claim or assessment or surrender any right to claim a Tax refund with respect to a material amount of Taxes, (D) file an amendment to any Tax Return if such amendment results in a material amount of Taxes, (E) fail to pay any material Taxes that are due and payable or (F) prepare any Tax Return in a manner which is materially inconsistent with past practice;

(vii)                           except as permitted under Section 5.01(a)(x), make or agree to make any acquisition of, or investment in, any properties, assets, securities or business (including by merger, sale of stock, sale of assets or otherwise) if the amount of consideration paid or transferred by the Company and the Company Subsidiaries in connection with (A) any single such transaction would exceed $1,000,000 or (B) all such transactions would exceed $10,000,000 in the aggregate, except in each case for the acquisitions of supplies, inventory, merchandise or products in the ordinary course of business consistent with past practice; provided, that in no event shall the Company or any of the Company Subsidiaries make any acquisition or investment which would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the Transactions;

(viii)                        sell or lease to any Person, in a single transaction or series of related transactions, any of its properties or assets having a value in excess of $1,000,000 individually or $10,000,000 in the aggregate, except (A) ordinary course dispositions of inventory and dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of the Company Subsidiaries or (B) transfers among the Company and its wholly owned Subsidiaries;

(ix)                              (A) incur any Indebtedness, except for (1) Indebtedness incurred under (x) the Company’s revolving credit facility or (y) the Company’s accounts receivable securitization facility, each as existing on the date of this Agreement (including, in each case, the aggregate amount of commitments in effect thereunder on the date of this Agreement) or as amended in the ordinary course of business consistent with past practice (other than amendments to the amount of Indebtedness thereunder) (including, in each case, in respect of letters of credit), in the ordinary course of business consistent with past practice, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, hardware flooring arrangements, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (3) intercompany Indebtedness among the Company and its wholly owned Subsidiaries, (4) guarantees by the Company of Indebtedness of the Company Subsidiaries, which Indebtedness is incurred in compliance with this Section 5.01(a)(ix), and (5) capitalized lease obligations in respect of software and equipment and installment obligations in respect of insurance, in each case incurred in the ordinary course of business consistent with past practice, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to, or investments in, any Person other than (x) to the Company or any wholly owned Subsidiary of the Company or (y) as permitted pursuant to Section 5.01(a)(vii) in each case not in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(x)                                 make any capital expenditures in any fiscal year that are in the aggregate in excess of (A) the amounts set forth in the capital expenditure plan set forth on Section 5.01(a)(x) of the Company Disclosure Letter with respect to such fiscal year plus (B) 5% of such amounts;

(xi)                              (A) except in the ordinary course of business, amend in any material respect, terminate (other than at the end of the term), renew or materially extend, or waive any material noncompliance with the terms of or breaches under, any Material Contract, or enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement; or (B) enter into any Contract or amend any Contract if the consummation of the Merger or the Transactions would conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of, give rise to an obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities or other equity interests or any loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of properties or assets of the Company or any Company Subsidiary under such new Contract or as a result of such amendment to such existing Contract, as applicable;

(xii)                           grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations in existence at the date of this Agreement (and required to be so secured by their terms) or permitted under Section 5.01(a)(ix) or (B) to the Company or to a wholly owned Company Subsidiary;

(xiii)                        (A) sell, transfer, license, sublicense, covenant not to assert, abandon, permit to lapse or otherwise dispose of any material Owned IP, except for grants of non-exclusive licenses of such material Owned IP to customers in the ordinary course of business consistent with past practice, or (B) disclose to any Person who has not entered into a reasonably protective written agreement to protect the confidentiality of any material trade secrets or other material confidential information (including any source code for any Proprietary Software);

(xiv)                       compromise, settle or agree to settle any pending or threatened Action, other than settlements of any pending or threatened Action (A) with respect to which there is a specific reserve in the balance sheet (or the notes thereto) of the Company as of September 30, 2019 included in the Filed Company SEC Documents for an amount not materially in excess of the amount so reflected or reserved or (B) that do not involve payment by the Company or the Company Subsidiaries of more than $2,000,000 individually or $5,000,000 in the aggregate; provided that no settlement of any pending or threatened Action may:  (1) involve any injunctive or equitable relief, or impose material restrictions, on the business activities of the Company or the Company Subsidiaries, (2) involve any admission of wrongdoing by the Company or the Company Subsidiaries, (3) involve the grant of any license, sublicense, cross-license, covenant not to assert, or similar arrangement by the Company or any of the Company Subsidiaries with respect to any material Intellectual Property owned by or licensed to the Company or any of the Company Subsidiaries or (4) impose any restrictions on the use by the Company or any of the Company Subsidiaries of any material Intellectual Property owned by or licensed to the Company or any of the Company Subsidiaries;

(xv)                          cancel any Indebtedness owed to the Company or a Company Subsidiary or waive any claims or rights, in each case in an amount not to exceed $5,000,000 individually or $10,000,000 in the aggregate;

(xvi)                       enter into, modify, amend or terminate any Company Collective Bargaining Agreement, other than (A) the entry into new collective bargaining or other labor union Contracts in the ordinary course of business required to be entered into by any non-US Law or (B) any modification, amendment, renewal or termination of any collective bargaining agreement to the extent required by applicable Law or the terms of any Company Collective Bargaining Agreement as in effect as of the date of this Agreement;

(xvii)                    assign, transfer, lease, cancel, fail to renew or fail to extend any material Company License issued by the FCC or any State Regulator or discontinue any operations that require prior regulatory approval for discontinuance, other than (A) transfers between the Company and the Company Subsidiaries or between Company Subsidiaries and (B) non-renewal or non-extension of Company Licenses solely related to discontinued businesses of the Company and that do not require regulatory approval for discontinuance;

(xviii)                 authorize, adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xix)                       enter into any agreement with respect to the voting of any of their respective share capital, partnership interests or other equity interests; or

(xx)                          authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions.

(b)                                 Except as expressly contemplated or permitted by this Agreement or as required by applicable Law, Judgment or a Governmental Entity, during the period from the date of this Agreement to the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 8.01), neither Parent nor Merger Sub shall, without the prior written consent of the Company, take any action the result of which would reasonably be expected to materially and adversely impair or materially delay the consummation of the Transactions.

(c)                                  No Control of Parent’s Business.  The Company acknowledges and agrees that (i) nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or any of its Subsidiaries prior to the Effective Time and (ii) prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d)                                 No Control of the Company’s Business.  Parent acknowledges and agrees that (i) nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

(e)                                  Advice of Changes.  Parent and the Company shall promptly advise the other orally and in writing of any change or event that, individually or in the aggregate with all past changes and events which have occurred since the date of this Agreement, has had or would reasonably be expected to have, with respect to Parent, a Parent Material Adverse Effect or, with respect to the Company, a Company Material Adverse Effect.

SECTION 5.02.           No Solicitation by the Company; Company Board Recommendation.  (a) The Company shall not, and shall cause its Affiliates and its and their respective directors, officers and employees and each of its and their respective investment bankers, accountants, attorneys and other advisors, agents or representatives (collectively, “Representatives”) not to, (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any Company Takeover Proposal or any inquiry, discussion or proposal that may reasonably be expected to lead to a Company Takeover Proposal, (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Company Takeover Proposal) with respect to, any Company Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal or (iii) waive, terminate, modify, amend, release or assign any provisions of any confidentiality or standstill agreement (or similar agreement) to which it is a party or fail to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining an injunction to prevent any breach of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.  The Company shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing solicitation, discussions or negotiations with any Person conducted heretofore with respect to any Company Takeover Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b)                                 Notwithstanding the foregoing, if at any time prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives a bona fide oral or written Company Takeover Proposal, which Company Takeover Proposal did not result from any breach of this Section 5.02, (i) the Company and its Representatives may contact such Person making the Company Takeover Proposal or its Representatives to request that any bona fide Company Takeover Proposal made orally be made in writing and (ii) in response to a bona fide written Company Takeover Proposal if the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take the following actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, and that such Company Takeover Proposal constitutes or is reasonably likely to lead to a Superior Company Proposal, the Company may (and may authorize and permit its Affiliates and its and their Representatives to), subject to compliance with Section 5.02(e), (A) enter into an Acceptable Confidentiality Agreement with the Person making the Company Takeover Proposal and furnish information pursuant to an Acceptable Confidentiality Agreement (including non-public information and data) with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person), and (B) participate in discussions regarding the terms of such Company Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Company Takeover Proposal (and such Person’s Representatives).  Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.02 by any Representative of the Company or any of its Affiliates shall constitute a breach of this Section 5.02 by the Company.

(c)                                  Except as set forth below, neither the Company Board nor any committee thereof shall (i) (A) withdraw or fail to make when required by this Agreement (or modify in any manner adverse to Parent), or propose or agree to withdraw or fail to make when required by this Agreement (or modify in any manner adverse to Parent), the Company Board Recommendation or (B) adopt, recommend or declare advisable, or propose or agree to adopt, recommend or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, recommend or declare advisable, or propose or agree to adopt, recommend or declare advisable, or allow the Company or any of its Affiliates to execute or enter into, any confidentiality agreement (other than an Acceptable Confidentiality Agreement) letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar agreement or arrangement (an “Acquisition Agreement”) constituting, or that may reasonably be expected to lead to, a Company Takeover Proposal.  Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, the Company Board may (I) make a Company Adverse Recommendation Change or (II) cause the Company to enter into an Acquisition Agreement constituting or that may reasonably be expected to lead to a Company Takeover Proposal not obtained in violation of this Section 5.02 and terminate this Agreement pursuant to Section 8.01(c)(ii), in either case if the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation), that (x) in the case of clause (I), where the Company Adverse Recommendation Change is made in response to an Intervening Event, or the consequences thereof, and the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) in the case of (A) clause (I) where such Company Adverse Recommendation Change is made in response to a Company Takeover Proposal, or (B) clause (II), such Company Takeover Proposal constitutes a Superior Company Proposal; provided, however, that the Company shall not be entitled to make a Company Adverse Recommendation Change or take any action set forth in clause (II) unless (1) the Company has given Parent at least five Business Days’ prior written notice (a “Company Notice of

Recommendation Change”) (it being understood and agreed that any amendment to any material term of any Superior Company Proposal shall require a new Company Notice of Recommendation Change and a new notice period (which shall be two Business Days instead of five Business Days)) advising Parent that the Company Board intends to take such action (which notice shall specify the identity of the party making such Superior Company Proposal and the material terms thereof and, in the case of an Intervening Event, specifying the details thereof), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal or for such Intervening Event to no longer warrant a Company Adverse Recommendation Change, and (3) following the end of such notice period, the Company Board or any committee thereof shall have considered in good faith such binding offer or Intervening Event, and shall have determined that the Superior Company Proposal would continue to constitute a Superior Company Proposal if the revisions proposed in such binding offer were to be given effect or that such Intervening Event continues to warrant a Company Adverse Recommendation Change; and provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 8.01 and, to the extent required under the terms of this Agreement, the Company pays or causes to be paid to Parent the applicable Company Termination Fee in accordance with Section 6.06 prior to or concurrently with such termination so long as Parent has provided the Company with wire instructions for such payment.

(d)                                 In addition to the obligations of the Company set forth in paragraphs (a) through (c) of this Section 5.02, the Company shall (i) promptly (and in any event within 24 hours of receipt thereof by an officer or director of the Company) advise Parent orally and in writing of any Company Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry or proposal (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry or proposal, (ii) keep Parent informed in all material respects on a reasonably current basis of the status and details (including any change to the terms thereof) of any Company Takeover Proposal, and (iii) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written and electronic material exchanged between the Company or any of the Company Subsidiaries and any Person that describes any of the material terms or conditions of any Company Takeover Proposal.

(e)                                  Nothing contained in this Section 5.02 shall prohibit the Company from (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to its shareholders positions required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), (ii) issuing a statement in connection with a Company Takeover Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), so long as the statement includes no more information than would be required for a “stop-look-and-listen communication” under Rule 14d-9(f) promulgated under the Exchange Act if such provision was applicable, or (iii) making any disclosure to the shareholders of the Company if, in the good faith judgment of the Company Board (after consultation with outside counsel) failure to so disclose would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.02(c).

(f)                                   For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means (x) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains terms and conditions, taken as a whole, that are at least as restrictive on the Person entering into such confidentiality agreement with the Company as those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Company Takeover Proposals but shall not contain any exclusivity provision or other term that would restrict, in any manner, Parent’s ability to consummate the transactions contemplated by this Agreement, or (y) any confidentiality agreement entered into prior to the date of this Agreement.

“Company Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 15% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the total outstanding voting power of the Company, (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the Company Common Shares or (v) any combination of the foregoing (in each case, other than the Merger).

“Superior Company Proposal” means any bona fide written offer made by a third party or group pursuant to which such third party (or, in a merger, consolidation or statutory share-exchange involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Company Common Shares or substantially all of the assets of the Company and the Company Subsidiaries, taken as a whole, which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) (i) is on terms more favorable from a financial point of view to the holders of Company Common Shares than the Merger, taking into account all the terms and conditions of such proposal (including the legal, financial, regulatory, timing and other aspects of the proposal and the identity of the Person making the proposal) and this Agreement (including any changes proposed by Parent to the terms of this Agreement), and (ii) is reasonably likely to be completed on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such proposal, and is fully financed or for which financing (if required) is fully committed or, in the good faith determination of the Company Board, is reasonably likely to be obtained.

ARTICLE VI

Additional Agreements

SECTION 6.01.           Preparation of the Proxy Statement; Company Shareholders Meeting.  (a) As promptly as reasonably practicable following the date of this Agreement (but in any event not more than 45 calendar days following the date of this Agreement), the Company shall prepare and cause to be filed with the SEC a proxy statement in preliminary form to be sent to the shareholders of the Company relating to the Company Shareholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”).  Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, and the Proxy Statement shall include all information reasonably requested by such other party to be included therein.  Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide the other with copies of all related correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand.  Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement.  Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent, as applicable, (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(b)                                 If prior to the Effective Time, any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, which Parent in good faith believes is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.  Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c)                                  If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which the Company in good faith believes is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.  Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d)                                 The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Shareholders Meeting for the sole purpose of seeking the Company Shareholder Approval.  The Company shall use its commercially reasonable efforts to (i) cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the SEC confirms that it has no further comments on the Proxy Statement (or the date on which the ten-day period referred to in rule 14a-6 under the Exchange Act has expired without receipt of SEC comments or notice from the SEC that it will provide comments) (but in any event no more than 15 Business Days thereafter) and to hold the Company Shareholders Meeting as soon as practicable thereafter and (ii) solicit the Company Shareholder Approval.  Subject to Section 5.02(c), the Company shall, through the Company Board, recommend to its shareholders that they give the Company Shareholder Approval and shall include such recommendation in the Proxy Statement.  The Company agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or by the making of any Company Adverse Recommendation Change by the Company Board; provided, however, that the Company shall be permitted to postpone convening or to adjourn the Company Shareholders Meeting (but not beyond the End Date) if (x) such postponement or adjournment is required to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure in accordance with Section 6.01(b) or Section 6.01(c) and to permit such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting, (y) such postponement or adjournment is in order to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval or (z) as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Company Common Shares and 6 3/4% Preferred Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting.

(e)                                  Nothing in this Section 6.01 shall be deemed to prevent the Company or the Company Board from taking any action they are permitted to take under, and in compliance with, Section 5.02 or required to take under, and in compliance with, applicable Law or Judgment of a Governmental Entity of competent jurisdiction.

SECTION 6.02.           Access to Information; Confidentiality.  Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.01, upon reasonable notice, the Company shall, and shall cause the Company Subsidiaries to, afford to Parent and Parent’s Representatives and Debt Financing Sources reasonable access during normal business hours to the officers, employees, agents, properties, books, Contracts and records of the Company and the Company Subsidiaries (other than any of the foregoing that relate to the negotiation and execution of this Agreement or any similar transaction with a third party or, except as expressly provided in Section 5.02, to any Company Takeover Proposal) and the Company shall, and shall cause the Company Subsidiaries to, furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives and Debt Financing Sources shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company and the Company Subsidiaries; provided further, however, that neither the Company nor any Company Subsidiary shall be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so is reasonably likely to (i) violate applicable Law or an applicable Judgment or (ii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege held by the Company.  In any such event, the Company shall, and shall cause the Company Subsidiaries to, use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate applicable Law, Judgment or obligation or risk waiver of such privilege or protection or risk such liability, including entering into a joint defense agreement, common interest agreement or other similar arrangement.  All requests for information made pursuant to this Section 6.02 shall be directed to the executive officer or other Person designated by the Company.  Until the Effective Time, all information provided will be subject to the terms of the letter agreement dated as of October 10, 2019, by and among the Company and Macquarie Infrastructure and Real Assets, Inc. (the “Confidentiality Agreement”).

SECTION 6.03.           Required Actions.  (a) Subject to the terms hereof, Parent and the Company shall (and shall cause their respective Affiliates to) each use reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to (i) take, or cause to be taken, all appropriate actions, and do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective the Transactions as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entity or any other third party any Consents required to be obtained or made by Parent or the Company or any of their respective Affiliates in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) defend any lawsuits or other Actions, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity that would prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, vacated or reversed, (iv) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable Federal or state securities Laws, and (B) any other applicable Law and (v) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.  Parent and the Company shall (and shall cause their respective Affiliates to) cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, considering in good faith all reasonable additions, deletions or changes suggested in connection therewith.  Parent and the Company shall (and shall cause their respective Affiliates to) use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Transactions.

(b)                                 In connection with and without limiting Section 6.03(a), the Company and the Company Board and Parent and the Parent Board shall (i) take all action reasonably appropriate to ensure that no Takeover Law or similar statute or regulation is or becomes applicable to this Agreement or any of the Transactions and (ii) if any Takeover Law or similar statute or regulation becomes applicable to this Agreement or any of the Transactions, take all action reasonably appropriate to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c)                                  In connection with and without limiting Section 6.03(a), upon the terms and subject to the terms and conditions of this Agreement, Parent and the Company agree, and shall cause each of their respective Affiliates, to use their respective reasonable best efforts to cooperate and use their respective reasonable best efforts to (i) obtain any FCC Consents, PSC Consents, and Local Consents and to make any registrations, declarations, notices or filings, if any, in connection therewith necessary for the consummation of the Transactions, (ii) in consultation and cooperation with the other, as promptly as practicable file all applications required to be filed with the FCC (including any submissions required by the Team Telecom Agencies in connection with the FCC Consents) (the “FCC Applications”), any State Regulators (the “PSC Applications”) and any Localities to obtain the FCC Consents, PSC Consents and Local Consents, respectively, (iii) respond as promptly as practicable to any requests of the FCC (including requests from the Team Telecom Agencies), any State Regulator, or any Locality for information relating to any FCC Application, PSC Application and/or filing with a Locality, as applicable; provided, that each of Parent and the Company shall (and shall cause their respective Affiliates to) use their reasonable best efforts to consult with the other before communicating with any Governmental Entity or attending any meeting with a Governmental Entity relating to these matters, to consider in good faith all reasonable additions, deletions, or changes suggested in connection with any submissions to any Governmental Entity relating to these matters, and to the extent permitted by applicable Law and reasonably practicable shall notify the other party and enable the other party to participate in each such communication, meeting, or submission; and provided further that neither Parent nor the Company shall have an obligation to share with the other any confidential business information, including to the extent such information is requested by any Governmental Entity, and (iv) cure, not later than the Effective Time, any material violations or defaults under any FCC Rules or rules of any State Regulator or Locality.

(d)                                 In connection with and without limiting Section 6.03(a), upon the terms and subject to the terms and conditions of this Agreement, Parent and the Company agree, and shall cause each of their respective Affiliates, to use their respective reasonable best efforts to cooperate and use their respective reasonable best efforts to obtain the CFIUS Approval, including by (i) submitting, as promptly as practicable, to CFIUS a draft CFIUS Notice with respect to the Transactions, (ii) filing, as promptly as practicable after responding to any comments from CFIUS staff on the draft CFIUS Notice (or as soon as possible after CFIUS staff confirms it has no comments on the draft CFIUS Notice), a CFIUS Notice with respect to the Transactions and (iii) supplying, as promptly as practicable, any additional information and documentary material that may be requested in connection with the CFIUS review process; provided that each of Parent and the Company shall (and shall cause their respective Affiliates to) use their reasonable best efforts to consult with the other before communicating with any applicable Governmental Entity or attending any meetings with a Governmental Entity relating to these matters, to consider in good faith all reasonable additions, deletions, or changes suggested in connection with any submissions to any Governmental Entity relating to these matters, and to the extent permitted by applicable Law and reasonably practicable shall notify the other party of and enable the other party to participate in each such communication, meeting, or submission; and provided further that neither Parent nor the Company shall have an obligation to share with the other any confidential business information, including to the extent such information is requested by any Governmental Entity.

(e)                                  In connection with and without limiting Section 6.03(a), upon the terms and subject to the terms and conditions of this Agreement, Parent and the Company agree, and shall cause each of their respective Affiliates, to cooperate and to use their respective reasonable best efforts to obtain any Consents of any Governmental Entity, and to make any registrations, declarations, notices or filings, if any, necessary for Closing, under the HSR Act, Competition Act, and any other Federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, restraint of trade or regulation of foreign investment (collectively, “Antitrust Laws”), to respond to any requests of any Governmental Entity for information under any Antitrust Law, to secure the expiration or termination of any applicable waiting period, to resolve any objections asserted with respect to the Transactions raised by any Governmental Entity and to contest and resist any action, including any legislative, administrative or judicial action, and to prevent the entry of any court order and to have vacated, lifted, reversed or overturned any Judgment (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Transactions under any Antitrust Law.

(f)                                   Subject to applicable Law and the instructions of any Governmental Entity, Parent and the Company shall (and shall cause their respective Affiliates to) in good faith cooperate, consult and consider the other’s views in order to jointly develop (but subject to Parent’s final approval (not to be unreasonably withheld, conditioned or delayed)), (x) the strategy for obtaining any Consents from any Governmental Entity (including the FCC Consents, PSC Consents, Local Consents, CFIUS Approval and Consents under applicable Antitrust Laws) in connection with the Transactions and (y) the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry or Action by or before, or any negotiations with, a Governmental Entity relating to the Transactions and of all other regulatory matters incidental thereto.

(g)                                  For the purposes of this Section 6.03, “reasonable best efforts” of Parent and Merger Sub shall include taking any and all actions necessary to obtain the Consents of any Governmental Entity (including the FCC Consents, PSC Consents, Local Consents, CFIUS Approval and Consents under applicable Antitrust Laws), including (i) contesting and resisting any Action instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Law, (ii) attempting to have repealed, rescinded or made inapplicable any applicable Law, and to have vacated, lifted, reversed or overturned any Judgment or temporary, preliminary or permanent injunction or other restraint or prohibition, that is enacted, entered, promulgated or enforced by a Governmental Entity that would make any of the Transactions illegal or would otherwise prohibit or impair or delay the consummation of any of the Transactions, (iii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses, product lines, assets or operations of Parent or any of its Affiliates or of the Company or any Company Subsidiary, (iv) conducting its and its Affiliates’ businesses or the Company’s and the Company Subsidiaries’ businesses in a specified manner, or proposing and agreeing or permitting to conduct any of such businesses in a specified manner, including by agreeing to undertakings required by a Governmental Entity that it or any of its Affiliates or the Company or any Company Subsidiary will take, or refrain from taking, any action, including (w) insulating the Company or any Company Subsidiary from any liability for any Indebtedness incurred by Parent or any of its Subsidiaries or the Company or any Company Subsidiary (often referred to as “ring fencing”), (x) restricting the Company or any Company Subsidiary from paying a dividend, distribution or other payment to Parent or any of its Affiliates, (y) restricting Parent from paying a dividend, distribution or other payment to any equity holder of Parent and (z) committing the Company or any Company Subsidiary to invest specific dollar amounts in specific geographic markets, and (v) otherwise taking or committing to take actions that after the Effective Time would limit Parent or any of its Affiliates’ ability to retain one or more of the businesses, product lines, assets or operations of Parent or any of its Affiliates or the Company or

any Company Subsidiary, in each case, to the extent necessary to obtain any such clearance, resolve any such objections or avoid or eliminate any such impediments (the actions described in clauses (i), (ii), (iii), (iv) and (v), the “Remedy Actions”); provided, however, that the effectiveness of any such Remedy Action shall be conditioned upon the Closing; provided, further, that nothing in this Agreement shall permit the Company or the Company Subsidiaries (without the prior written consent of Parent) or require Parent or its Affiliates to take or refrain from taking, or agree to take or refrain from taking, any Remedy Action or Remedy Actions that, individually or in the aggregate, would be reasonably likely to have a material adverse effect on Parent and its Affiliates (taken as a whole) or the Company and its Subsidiaries (taken as a whole) (a “Burdensome Condition”).  For the avoidance of doubt (A) Parent’s and Merger Sub’s obligations under this Section 6.03 shall be absolute and unconditional and, without limiting the foregoing, no actions taken pursuant to this Section 6.03 shall affect any representation or warranty of the Company under this Agreement or any condition under Section 7.01 or Section 7.03 to the obligation of Parent and Merger Sub to effect the Merger and (B) notwithstanding anything to the contrary in this Section 6.03 or any other provision of this Agreement, neither the Company nor any Company Subsidiary shall sell, divest, dispose of or enter into any other arrangements or take any other Remedy Action with respect to their businesses, product lines, assets or operations pursuant to this Section 6.03 or any other provision of this Agreement, unless such Remedy Action (x) is conditioned in all respects upon the consummation of the Merger and will not be effective for any purpose until after the Effective Time and (y) does not constitute a Burdensome Condition.

(h)                                 All Governmental Filing Fees shall be borne equally between Parent and the Company.

SECTION 6.04.           Company Stock-Based Awards.  (a) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans or Company Phantom Shares) shall adopt such resolutions as may be required to provide for the following, effective upon the Effective Time, in each case, except as otherwise agreed by Parent and the holder thereof in writing:

(i)                                     each Company PSU that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, become fully vested, and shall be canceled and converted into the right to receive a lump-sum amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) the number of Company Common Shares subject to such Company PSU, provided that the number of Company Common Shares subject to such Company PSU shall be determined as if all applicable performance measures have been achieved based on the greater of target performance and actual performance as determined by the Company Board (or appropriate committee thereof) in its reasonable discretion as soon as practicable prior to the Closing Date;

(ii)                                  each Company RSU that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, become fully vested, and shall be canceled and converted into the right to receive a lump-sum amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) the number of Company Common Shares subject to such Company RSU;

(iii)                               each Company Stock Option that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, be deemed to be fully vested, and shall be canceled and converted into the right to receive a lump-sum amount in cash, without interest, equal to the product of (A) the excess, if any, of (1) the Merger Consideration, over (2) the per share exercise price of such Company Stock Option, multiplied by (B) the total number of Company Common Shares subject to such Company

Stock Option immediately prior to the Effective Time; provided, that any Company Stock Option with an exercise price per Company Common Share that is equal to or greater than the Merger Consideration shall be canceled for no consideration;

(iv)                              each Company SAR that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, be deemed to be fully vested, and shall be canceled and converted into the right to receive a lump-sum amount in cash, without interest, equal to the product of (A) the excess, if any, of (1) the Merger Consideration, over (2) the per share base price of such Company SAR, multiplied by (B) the total number of Company Common Shares subject to such Company SAR immediately prior to the Effective Time; provided, that any Company SAR with a base price per Company Common Share that is equal to or greater than the Merger Consideration shall be canceled for no consideration; and

(v)                                 each Company Phantom Share that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, become fully vested, and shall be canceled and converted into the right to receive a lump-sum amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) the number of Company Common Shares subject to such Company Phantom Share.

(b)                                 Promptly after the Effective Time (but in any event, no later than the end of the first regular payroll cycle commencing following the Effective Time), the Surviving Corporation shall pay to the holders of Company Stock-Based Awards, through its payroll systems, any amounts due, less applicable Tax withholdings, pursuant to Section 6.04(a); provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code (“Section 409A”), such amounts shall be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A, including as provided on Section 6.04(b) of the Company Disclosure Letter.

SECTION 6.05.           Indemnification, Exculpation and Insurance.  (a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and the Company Subsidiaries (each, an “Indemnified Person”) as provided in their respective articles of incorporation or code of regulations (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries, in each case as in effect on the date of this Agreement, shall be assumed by Parent in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years following the Effective Time.

(b)                                 In the event that Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.05 contemporaneous with the closing of any such consolidation, merger, transfer or conveyance.

(c)                                  At or prior to the Effective Time, the Company shall purchase a fully prepaid, non-cancellable, non-amendable and non- refundable “tail” directors’ and officers’ liability insurance policy for the Company and the Company Subsidiaries and their current and former directors, officers and employees who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company or the Company Subsidiaries in a form reasonably acceptable to the Company that shall provide such directors, officers and employees with coverage for six years following the Effective Time of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company or the Company Subsidiaries, except that in no event shall the Company pay with respect to such “tail” policy more than 300% of the aggregate annual premium payable by the Company for such insurance policy for the year ended December 31, 2019 (the “Maximum Amount”), and if the Company is unable to obtain the insurance required by this Section 6.05(c) for an amount that is equal to or less than the Maximum Amount, it shall obtain as much comparable “tail” insurance as possible for the years within such six-year period for an amount equal to the Maximum Amount.  The “tail” policy obtained pursuant to this Section 6.05(c) shall not be amended, modified, cancelled or revoked by the Company, Parent or the Surviving Corporation.

(d)                                 The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Person), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise, including under the terms of the respective articles of incorporation or code of regulations or comparable organizational documents of the Company and the Company Subsidiaries.

SECTION 6.06.           Fees and Expenses.

(a)                                 Except as provided below, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b)                                 In the event that:

(i)                                     this Agreement is terminated (A) by Parent pursuant to Section 8.01(d)(ii) or (B) by the Company pursuant to Section 8.01(c)(ii); or

(ii)                                  this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii); provided that (A) a Company Takeover Proposal shall have been publicly made, proposed or communicated by a third party after the date of this Agreement and (x) before the time this Agreement is terminated in the case of a termination under Section 8.01(b)(i) or (y) before the completion of the Company Shareholders Meeting (including any adjournment or postponement thereof) in the case of a termination under Section 8.01(b)(iii) and (B) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to a Company Takeover Proposal or a Company Takeover Proposal is consummated (in each case, whether or not such Company Takeover Proposal was the same Company Takeover Proposal referred to in clause (A)); provided that, for purposes of clauses (A) and (B) of this Section 6.06(b)(ii), the references to “15% or more” in the definition of Company Takeover Proposal shall be deemed to be references to “more than 50%”;

then, in any such event under clause (i) or (ii) of this Section 6.06(b), the Company shall pay, or cause to be paid, the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (x) in the case of clause (i)(B) above, concurrently with the termination of this Agreement and (y) in the case of clause (i)(A) or clause (ii) above, no later than the second Business Day immediately following the termination of this Agreement, in the case of a termination under clause (i)(A) or the date of the first to occur of the events referred to in clause (ii)(B) above, in the case of a termination under clause (ii); it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $7,500,000.

(c)                                  If the Company terminates this Agreement pursuant to Section 8.01(c)(i) or Section 8.01(c)(iii), or Parent terminates this Agreement pursuant to Section 8.01(b)(i) and at such time the Company could have terminated this Agreement pursuant to Section 8.01(c)(i) or Section 8.01(c)(iii), then Parent shall pay, or cause to be paid, to the Company a termination fee of $45,600,000 in cash (the “Parent Termination Fee”), by wire transfer of same-day funds simultaneously with such termination, it being understood that in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee on more than one occasion.

(d)                                 Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 6.06 are an integral part of the Transactions, and that, without these agreements, the other parties hereto would not enter into this Agreement.  Accordingly, if a party fails to timely pay any amount due pursuant to this Section 6.06 and, in order to obtain such payment, the other party commences an Action that results in a Judgment in its favor for such payment, the party that failed to make such payment shall pay or cause to be paid to the other party its costs and expenses (including reasonable and documented attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published by The Wall Street Journal in effect on the date such payment was required to be made.  Each of the parties further acknowledges that the payment of the amounts by the Company or Parent, as applicable, specified in this Section 6.06 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such amounts are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision.

(e)                                  Subject in all respects to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.10 and the obligations of the Company under Section 6.06(d) hereof, in the event that this Agreement is terminated in circumstances for which such fee is payable pursuant to Section 6.06(b), payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of Parent, Merger Sub, the Guarantors or any of their respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) against the Company and the Company Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform (including a willful breach or failure to perform) hereunder or otherwise (so long as, in the event that this Agreement was terminated by the Company, such termination was in accordance with the applicable provisions of this Agreement), and, subject as aforesaid, upon payment of such amount none of the Company Related Parties shall have any further monetary liability or obligation relating to or arising out of this Agreement or any of the Transactions.  Subject in all respects to the Company’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.10 and the obligations of Parent under the third and fourth sentences of Section 6.15(c) and Section 6.06(d) hereof, in the event that this Agreement is terminated in circumstances for which the Parent Termination Fee is payable pursuant to Section 6.06(c), payment of the Parent Termination Fee shall be the sole and exclusive monetary damages remedy of the Company and the Company Subsidiaries against the Parent Related Parties for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform (including a willful breach or failure to perform) hereunder or otherwise (so long as, in the event this Agreement was terminated by Parent, such termination was in accordance with the applicable provisions of this Agreement), and, subject as aforesaid, upon payment of such amount none of the Parent Related Parties shall have any further monetary liability or obligation relating to or arising out of this Agreement or any of the Transactions.  While each of the Company and Parent may pursue both a grant of specific performance in accordance with Section 9.10 and the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under this Section 6.06, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable.

(f)                                   In connection with any loss suffered by any Parent Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which Parent is entitled to receive the Company Termination Fee in accordance with Section 6.06(b) (in which case Section 6.06(e) shall apply), Parent agrees, on behalf of itself and the Parent Related Parties, that the maximum aggregate monetary liability of the Company and the Company Related Parties, if any, shall be limited to the amount of the Company Termination Fee, and in no event shall Parent or any Parent Related Party seek or be entitled to recover from the Company or any Company Related Parties, and Parent on behalf of itself and the Parent Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary damages in excess of such amount (including in the event of a willful breach or failure to perform).  In connection with any loss suffered by any Company Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which the Company is entitled to receive the Parent Termination Fee in accordance with Section 6.06(c) (in which case Section 6.06(e) shall apply), the Company agrees, on behalf of itself and the Company Related Parties, that, without limiting the Company’s injunction, specific performance and equitable relief rights set forth in Section 9.10 and the obligations of Parent under the third and fourth sentences of Section 6.15(c) and Section 6.06(d) hereof (but subject to the last sentence of Section 6.06(e)), the maximum aggregate monetary liability of Parent and the Parent Related Parties, if any, shall be limited to the amount of the Parent Termination Fee, and in no event shall the Company or any Company Related Party seek or be entitled to recover from Parent or any Parent Related Parties, and the Company on behalf of itself and the Company Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary damages in excess of such amount (including in the event of a willful breach or failure to perform).

SECTION 6.07.           Transaction Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company or its directors relating to the Transactions, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

SECTION 6.08.           Section 16 Matters.  Prior to the Effective Time, the Company, Parent and Merger Sub each shall take all such steps as may be reasonably required to cause any dispositions of shares of Company Capital Stock (including derivative securities) resulting from the Transactions, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.09.           Public Announcements.  Unless and until a Company Adverse Recommendation Change has occurred, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 5.02.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  Notwithstanding the forgoing, this Section 6.09 shall not apply to any press release or other public statement made by the Company or Parent which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company, Parent or the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement.

SECTION 6.10.           Employee Matters.  (a) Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company and the Company Subsidiaries who remain in the employment of Parent and its Subsidiaries (including the Company and any Company Subsidiary) after the Effective Time (the “Continuing Employees”) shall receive (x) base salary or wages (as applicable) and target annual incentive opportunities that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Effective Time and (y) other employee benefits that are substantially comparable in the aggregate to the benefits provided to such Continuing Employees immediately prior to the Effective Time (excluding, for purposes of determining such comparability, any retention bonus, defined benefit pension or retiree or post-employment welfare benefits, except to the extent required by applicable Law).

(b)                                 Parent shall use commercially reasonable efforts to cause each employee benefit plan or program of Parent or its Affiliates in which Continuing Employees and their eligible dependents are eligible to participate after the Effective Time to take into account for purposes of vesting and eligibility (and for purposes of benefit accrual under each vacation and other paid time off plan or program) the service of such Continuing Employees prior to the Effective Time with the Company or any Company Subsidiary (including any predecessors thereto) as if such service were with Parent or its Affiliates, in each case to the same extent that such service was recognized by the Company or any Company Subsidiary immediately prior to the Effective Time under the comparable Company Benefit Plan; provided that no such crediting of service shall be required to the extent it would result in any duplication of benefits.

(c)                                  Parent shall use commercially reasonable efforts to cause each employee benefit plan or program that is a group health plan of Parent and its Affiliates (including the Company or any Company Subsidiary) in which Continuing Employees are eligible to participate after the Effective Time (each such employee benefit plan or program, a “New Plan”) to (i) waive, or cause the waiver of, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements, other than limitations or waiting periods that are already in effect prior to the Effective Time with respect to such Continuing Employee under the comparable Company Benefit Plan and that have not been satisfied as of the Effective Time and (ii) provide such Continuing Employee and his or her covered dependents with credit for any co-payments and deductibles paid during the plan year of and prior to any change in coverage from a Company Benefit Plan to such New Plan in satisfying any applicable deductible or out-of-pocket requirements under such New Plan.

(d)                                 In the event that the Closing occurs prior to the Company paying annual incentives in respect of the fiscal year in which the Closing occurs, each participant in a Company Benefit Plan that is an annual cash incentive plan shall receive a cash bonus based on the achievement of the target level of performance, which bonus shall be prorated based on the number of days in the applicable performance period that have elapsed as of the Closing.  Any such bonus shall be paid, less any required withholding Taxes, as soon as practicable (and in no event more than five (5) days) after the Closing Date.

(e)                                  Notwithstanding anything herein to the contrary and without limiting the generality of Section 9.07, the parties hereby acknowledge and agree that all provisions contained in this Section 6.10 are included for the sole benefit of the parties, and that nothing in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Company Benefit Plan, Company Collective Bargaining Agreement, New Plan or other employee benefit plan, program, policy, arrangement or agreement (or an undertaking to amend any such plan or arrangement), (ii) shall limit the right of Parent, the Company or their respective Affiliates to terminate, amend or otherwise modify any Company Benefit Plan, Company Collective Bargaining Agreement, New Plan or other employee benefit plan, program, policy, arrangement or agreement following the Effective Time or (iii) shall create any third-party beneficiary or other right (A) in any other Person, including any Company Participant or any participant in any Company Benefit Plan, Company Collective Bargaining Agreement, New Plan or other employee benefit plan, program, policy, arrangement or agreement (or any dependent or beneficiary thereof) or (B) to continued employment with Parent or the Company or any of their respective Affiliates.

SECTION 6.11.           Parent Vote.  (a) Parent shall vote, or cause to be voted, any Company Common Shares and 6 3/4% Preferred Shares beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the adoption of this Agreement at the Company Shareholders Meeting or any other meeting of shareholders of the Company at which this Agreement shall be submitted for approval and at all adjournments or postponements thereof.

(b)                                 Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole shareholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the OGCL.

SECTION 6.12.           Other Investors.  Except as would not reasonably be expected to have a Parent Material Adverse Effect, prior to the Effective Time, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person to obtain equity interests (or rights to obtain any equity interests) in Parent or any Person of which Merger Sub is a direct or indirect Subsidiary.

SECTION 6.13.           Merger Sub Expenditures.  From the date of this Agreement until the Effective Time, Merger Sub shall not expend any funds other than in connection with the Transactions.

SECTION 6.14.           Stock Exchange De-Listing.  Parent shall use its reasonable best efforts to cause the Company Common Shares to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 6.15.           Financing  (a) Subject to the terms and conditions of this Agreement, Parent shall (and shall cause its Affiliates to) use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions (including pursuant to any “flex” provisions in any fee letter relating to the Debt Financing) set forth in the Financing Letters, including using commercially reasonable efforts to (i) comply with its obligations under (A) the Equity Funding Letters and (B) the Debt Commitment Letters and any definitive agreements related thereto, (ii) maintain in effect the Financing Letters (subject to Parent’s right to replace, restate, supplement, modify, assign, substitute, waive or amend the Financing Letters in accordance herewith) until the earliest of the consummation of the Transactions, the termination of this Agreement or the time at which any Alternative Debt Financing is available, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on a timely basis on terms and conditions (including the flex provisions) contained in the Debt Commitment Letters or otherwise not materially less favorable with respect to conditionality to Parent in the aggregate than those contained in the Debt Commitment Letters, (iv) satisfy on a timely basis all conditions contained in the Financing Letters that are applicable to Parent and its Affiliates and the definitive agreements related thereto, including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing or Equity Financing, as applicable, (v) if all conditions to the Debt Financing and the Equity Financing have been satisfied in accordance with the Debt Commitment Letters and Equity Funding Letters, respectively, cause the Persons committing to fund the applicable Financing to fund such Financing at the Closing and (vi) enforce its rights under the Financing Letters and the definitive agreements relating to the Financing.  To the extent reasonably requested by the Company in writing from time to time, Parent shall keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies (including material drafts) of the material Debt Financing documents.  Parent shall give the Company prompt notice upon having knowledge of any actual or potential breach, default, termination or repudiation by any party to any of the Financing Letters or any of the definitive documents related to the Financing.  Other than as set forth in this Section 6.15, Parent shall not, without the prior written consent of the Company, amend, modify, supplement or waive any provision of, or remedies under, any of the Financing Letters or any of the definitive documentation related thereto, in each case to the extent such amendment, modification, supplement or waiver (1) would reasonably be expected to have the effect of (x) adversely affecting the ability of Parent to timely consummate the Transactions or (y) delaying the Closing or (2) contains conditions and other terms that would reasonably be expected to affect the availability of the Financing that are more onerous, taken as a whole, than those conditions and terms contained in the Equity Funding Letters or Debt Commitment Letters, as applicable, as of the date hereof; provided that notwithstanding any other provision of this Agreement, Parent shall be entitled from time to time to amend, restate, replace, supplement or otherwise modify the Debt Commitment Letters for the purpose of (I) adding agents, co- agents, lenders, arrangers, bookrunners or other persons that have not executed the Debt Commitment Letters as of the date hereof or (II) replacing all or any portion of the commitments under one or more Debt Commitment Letters with a dollar-for-dollar increase in the commitments under one or more Equity Funding Letters, in each case subject to subclauses (1) and (2) above.  Upon any such amendment, supplement or modification, in accordance with the terms of this Section 6.15(a), the term “Debt Commitment Letter” shall mean, for all purposes of this Agreement, any Debt Commitment Letter as so amended, supplemented or modified and the term “Equity Funding Letter” shall mean, for all purposes of this Agreement, any Equity Funding Letter as so amended to increase the Equity Financing thereunder (as applicable).  Parent shall, as promptly as reasonably practicable, deliver to the Company true and complete copies of any such amendment, supplement or modification (subject, in the case of any fee letter or engagement letter, to customary redactions (none of which redacted terms would reasonably be expected to reduce the principal amount or adversely affect the availability or conditionality of the Debt Financing, other than in connection with any customary original issue discount)).

(b)                                 In the event that all or any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable flex provisions) of the Debt Commitment Letters (other than as a result of the Company’s breach of any provision of this Agreement or failure to satisfy the conditions set forth in Section 7.01 and other than as a result of the Company’s voluntary termination or reduction of commitments thereunder as a result of a corresponding increase in the commitments under one or more Equity Funding Letters), Parent shall (and shall cause its Affiliates to) use its commercially reasonable efforts to (i) obtain the Debt Financing or such portion of the Debt Financing from the same or alternative sources in an amount sufficient, when added to any portion of the Debt Financing that is available and the Equity Financing, to pay in cash all amounts required to be paid by Parent in cash in connection with the Transactions (“Alternative Debt Financing”) and (ii) obtain a new financing commitment letter (the “Alternative Debt Commitment Letter”) that provides for debt financing (A) on terms not materially less favorable, in the aggregate, to Parent (taking into account the flex provisions of the existing Debt Commitment Letter), (B) containing conditions and other terms that would reasonably be expected to affect the availability thereof that (1) are not more onerous, taken as a whole, than those conditions and terms contained in the Debt Commitment Letters as of the date hereof and (2) would not reasonably be expected to delay the Closing and (C) in an amount that is sufficient, when added to any portion of the Debt Financing that is available and the Equity Financing, to pay in cash all amounts required to be paid by Parent in cash in connection with the Transactions.  In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Debt Financing, and the term “Debt Commitment Letter” as used in this Agreement shall be deemed to include any Alternative Debt Commitment Letter.  For the avoidance of doubt, the parties hereto agree that the Company shall cooperate with Parent to obtain any Alternative Debt Financing in the manner set forth in Section 6.15(c).

(c)                                  Prior to the Effective Time, the Company shall (and shall cause the Company’s wholly-owned Subsidiaries to) use commercially reasonable efforts to provide, and shall use its commercially reasonable efforts to cause any Representative retained by the Company to provide, all cooperation reasonably requested by Parent in connection with any debt financing by Parent, including the Debt Financing (including, for purposes of this Section 6.15(c), any debt securities being issued in lieu of any portion of the Debt Financing), including:  (i) participating in (including making appropriate officers of the Company and its subsidiaries available for) meetings or conference calls in lieu thereof (including with prospective Debt Financing Sources), drafting sessions, road shows, due diligence sessions and rating agency presentations; (ii) furnishing Parent and Debt Financing Sources with (x) audited consolidated balance sheets and related statements of income and cash flows for the Company for the three most recently completed fiscal years of the Company ended at least 90 days prior to the Closing Date (the “Audited Financial Statements”) and (y) unaudited consolidated balance sheets and related statements of income and cash flows for each fiscal quarter (other than the fourth fiscal quarter) after the date of the most recent financial statements delivered pursuant to the foregoing clause (x) and ended at least 45 days prior to the Closing Date (the “Unaudited Financial Statements”) (such information, collectively, the “Required Financial Information”); provided, however, that the Required Financial Information shall be deemed to have been furnished to Parent and to the Debt Financing Sources to the extent included in the Company’s periodic reports under the Exchange Act as and when filed with the SEC; (iii) cooperating reasonably with the Debt Financing sources’ due diligence, to the extent customary and reasonable; (iv) assisting Parent and the Debt Financing Sources in the preparation of (A) a customary bank information memorandum (including delivery of customary representation letters to the extent required by the Debt Commitment Letters) (as well as a public-side version thereof) for the Debt Financing and any other debt financing by Parent, (B) materials for rating agency presentations and (C) prospectuses, offering memoranda, private placement memoranda (including any pro forma financial statements included therein) and other similar and customary marketing material or memoranda relating to the Debt Financing (including any debt securities being issued in lieu of any portion of the Debt Financing) (collectively, the “Debt Marketing Materials”); (v) reasonably cooperating with the marketing and syndication efforts of Parent and the Debt Financing Sources to the extent required in connection with the Debt Financing; (vi) instructing its Affiliates and its and their respective Representatives to reasonably cooperate with Parent in Parent’s and its lenders’ due diligence investigation in connection with the Debt Financing of the Company; (vii) using its commercially reasonable efforts to cause its current or former independent accountants to provide assistance and cooperation in the Debt Financing (including any offering of debt securities) or any other debt financing by Parent, including (A) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (B) providing any necessary written consents to use their audit reports relating to the Company and the Company Subsidiaries and to be named as an “Expert” in any document related to any Debt Financing (including any offering of debt securities) or any other debt financing by Parent and (C) providing any customary “comfort” letters (including customary “negative assurance” comfort); (viii) assisting Parent with the preparation of any definitive agreements related to the financing contemplated by the Debt Commitment Letters by providing any information related to the Company that is required to be delivered thereunder (including any schedules thereto); (ix) executing and delivering (or using commercially reasonable efforts to obtain) customary certificates, accountants’ comfort letters (which shall provide “negative assurance” comfort), consents, legal opinions and negative assurance letters in connection with the Debt Financing or any other debt financing by Parent; (x) using commercially reasonable efforts to pledge collateral and grant guaranties in connection with the Debt Financing or any other debt financing by Parent, including execution of guarantees and pledge and security documents required by the terms of the Debt Financing, certificates and other financing documents that will not be effective prior to the Closing Date, delivery of certificates representing equity interests constituting collateral, intellectual property filings with respect to intellectual property constituting collateral and mortgages with respect to owned real property constituting collateral; (xi) facilitating the receipt of documentation that will evidence the repayment of existing Indebtedness of the Company and the Company Subsidiaries, guarantee releases and releases of any Liens securing existing Indebtedness of the Company and the Company Subsidiaries, in each case upon the repayment of such Indebtedness substantially concurrently with the initial funding of the Debt Financing (including providing executed and customary payoff letters in respect of existing Indebtedness for borrowed money, which provide for the termination of all commitments of the lenders thereof, the payment and satisfaction of all obligations of the Company and the Company Subsidiaries in connection therewith (other than customary indemnity and other obligations that survive the repayment of Indebtedness) and the release of all Liens on the Company’s and the Company Subsidiaries’ properties and assets securing the Company’s and the Company Subsidiaries’ obligations in connection therewith); (xii) providing the Debt Financing Sources and any other financing sources in connection with a debt financing by Parent with all customary documentation and other information required by regulatory authorities and as reasonably requested by Parent or the Debt Financing Sources with respect to the Company and the Company Subsidiaries in connection with applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001); (xiii) consenting to the reasonable use of the Company’s and the Company Subsidiaries’ trademarks, service marks or logos in connection with the Debt Financing or any other debt financing by Parent prior to the Closing Date; and (xiv) providing customary authorization letters and confirmations to the Debt Financing Sources authorizing the distribution of information to prospective lenders and containing customary representations to the Debt Financing Sources; provided that the Company and the Company Subsidiaries shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing or any other financing by Parent; provided further, that (A) nothing herein shall require any cooperation to the extent it would interfere unreasonably with the business or operations of the Company and the Company Subsidiaries, (B) neither the Company nor any Company Subsidiary shall be required to take any corporate action with respect to any Debt Financing (including with respect to any board approvals) or other financing by Parent that would become effective prior to, and are not conditioned on the occurrence of, the Closing Date, and (C) the effectiveness of any documentation executed by the Company or the Company Subsidiaries with respect thereto (solely in the case of the Company and the Company Subsidiaries) shall be subject to the consummation of the Closing and the Company and the Company Subsidiaries shall not be required to execute any solvency, 10b-5 or other certificates that would become effective prior to, and are not conditioned on the occurrence of, the Closing other than the authorization letters referred to in clause (xiv) above.  Parent acknowledges and agrees that none of the Company or any of the Company Subsidiaries or any of their respective managers, directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) shall incur any liability to any person under or in connection with the Financing or any other financing by Parent prior to the Closing.  Except in the case of losses arising or resulting from fraud, intentional or willful misrepresentation, gross negligence, willful misconduct or willful concealment, in each case as determined by a final, non-appealable judgment by a court of competent jurisdiction, Parent shall indemnify and hold harmless the Company and the Company Subsidiaries and their respective managers, directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) from and against any and all liabilities, costs and expenses suffered or incurred by them in connection with the arrangement of the Financing, any alternative Financing or any other financing by Parent for which cooperation is requested under this Section 6.15 and any information utilized in connection therewith (other than information provided by or on behalf of the Company expressly for use in connection therewith).  Parent shall, upon the request of the Company, promptly reimburse the Company for all documented out-of-pocket costs or expenses reasonably incurred by the Company in connection with cooperation provided for in this Section 6.15.

(d)                                 In furtherance of the foregoing, the Company shall, and shall cause its Subsidiaries to, deliver all customary notices and take all other reasonably necessary actions to facilitate the termination on the Closing Date of all commitments in respect of the Indebtedness set forth on Section 6.15(d) of the Company Disclosure Letter, the repayment in full on the Closing Date of all obligations in respect of such Indebtedness, and the release on the Closing Date of any Liens securing such Indebtedness and guarantees in connection therewith.  In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent prior to the Closing executed payoff letters with respect to the Indebtedness set forth on Section 6.15(d) of the Company Disclosure Letter (each, a

“Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agents on behalf of the persons to whom such Indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Indebtedness set forth on Section 6.15(d) of the Company Disclosure Letter relating to the assets, rights and properties of the Company and its Subsidiaries securing or relating to such Indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated.  The obligations of the Company pursuant to this Section 6.15(d) shall be subject to Parent or Merger Sub providing or causing to be provided all funds required to effect all such repayments at or prior to the Effective Time; provided that, no such repayment shall be required to be made prior to the Effective Time.

(e)                                  For the avoidance of doubt, Parent and Merger Sub expressly acknowledge and agree that their respective obligations to consummate the Transactions are not subject to any condition or contingency with respect to receipt of the Debt Financing or any financing or funding by any third party.

SECTION 6.16.           Notification of Certain Matters.  The Company and Parent shall promptly notify each other of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, or (ii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would reasonably be expected to result in any of the conditions to the Transactions set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.16 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (ii) shall not constitute a failure of a condition to the Transactions set forth in Article VII except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure.

SECTION 6.17.           2024 Notes and 2025 Notes.  If requested by Parent prior to the Closing, the Company shall furnish to the holders of the 2024 Notes and/or the 2025 Notes on such date(s) specified by Parent such notice(s) of change of control offer(s) and/or notice(s) of redemption(s) required by the 2024 Indenture and/or the 2025 Indenture, as applicable, to be furnished to such holders in connection with any change of control offer or redemption specified by Parent, and the Company shall take all other actions reasonably requested by Parent to be taken in connection with (i) such change of control offer(s) and redemption(s), it being understood that each such change of control offer or redemption, as the case may be, provided for in such notice(s) shall be expressly conditioned on the Closing having occurred and (ii) a waiver of the change of control offer(s) and/or any other consent solicitation with respect to the 2024 Indenture and/or 2025 Indenture that would amend or modify covenants that would facilitate the Debt Financing, including execution of supplemental indentures to evidence such waiver, amendment or modification, it being understood that each such waiver, modification, amendment and/or supplemental indenture shall be expressly conditioned on the Closing having occurred.

ARTICLE VII

Conditions Precedent

SECTION 7.01.           Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)                                 Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)                                 Antitrust.  Any waiting period applicable to the Merger under the HSR Act shall have been terminated or shall have expired and, if required, Competition Act Compliance shall have been obtained.

(c)                                  CFIUS Approval.  The CFIUS Approval shall have been obtained.

(d)                                 FCC, State and Local Approvals.  The FCC Consents, the PSC Consents and the Local Consents set forth on Section 7.01(d) of the Company Disclosure Letter shall have been obtained, shall not be subject to agency reconsideration or judicial review, and the time for any person to petition for agency reconsideration or judicial review shall have expired.

(e)                                  No Legal Restraints.  No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger and no Action by a Governmental Entity shall be pending that seeks to prevent, restrain, enjoin, make illegal or otherwise prohibit the consummation of the Merger.

SECTION 7.02.           Conditions to Obligations of the Company.  The obligation of the Company to consummate the Merger is further subject to the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(b)                                 Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all material obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

SECTION 7.03.           Conditions to Obligation of Parent.  The obligation of Parent and Merger Sub to consummate the Merger is further subject to the following conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 4.01 (other than the second sentence of Section 4.01), Section 4.03, Section 4.04(a), Section 4.08(i) and Section 4.18) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 4.01 (other than the second sentence of Section 4.01), Section 4.03, Section 4.04(a) and Section 4.18 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) the representations and warranties of the Company contained in Section 4.08(i) shall be true and correct in all respects at and as of the date of this Agreement.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)                                 Performance of Obligations of the Company.  The Company shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)                                  Absence of Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)                                 Absence of Burdensome Condition.  None of the CFIUS Approval, the FCC Consents, the PSC Consents, the Local Consents set forth in Section 7.01(d) of the Company Disclosure Letter or any Remedy Action shall contain any terms, conditions, liabilities, obligations, commitments or sanctions, or any structural or remedial actions, that constitute, individually or in the aggregate, a Burdensome Condition.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01.           Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)                                 by mutual written consent of the Company and Parent;

(b)                                 by either the Company or Parent:

(i)                                     if the Merger is not consummated on or before the End Date.  The “End Date” shall mean the date that is fifteen (15) months after the date hereof; provided, however, that if on the date that is fifteen (15) months after the date hereof the conditions to Closing set forth in any or all of Section 7.01(b), 7.01(c), 7.01(d) or 7.01(e) shall not have been satisfied or waived but all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date), then the End Date shall be automatically extended to the date that is eighteen (18) months after the date hereof; and provided further that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Merger to occur on or before the End Date is the result of a breach of this Agreement by such party (including, in the case of Parent, Merger Sub) or the failure of any representation or warranty of such party (including, in the case of Parent, Merger Sub) contained in this Agreement to be true and correct;

(ii)                                  if the condition set forth in Section 7.01(e) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations to use the requisite level of efforts required by it pursuant to Section 6.03; or

(iii)                               if the Company Shareholder Approval is not obtained at the Company Shareholders Meeting duly convened (unless such Company Shareholders Meeting has been adjourned, in which case at the final adjournment thereof);

(c)                                  by the Company:

(i)                                     if either Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements contained in this Agreement, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (B) is incapable of being cured or, if capable of being cured by the End Date, Parent and Merger Sub (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(c)(i) and the basis for such termination or (y) are not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)                                  prior to receipt of the Company Shareholder Approval, in connection with entering into an Acquisition Agreement in accordance with Section 5.02(c)(ii)(II); provided that prior to or concurrently with such termination the Company pays, or causes to be paid, the Company Termination Fee due under Section 6.06(b) so long as Parent has provided the Company with wire instructions for such payment; or

(iii)                               if (A) the Marketing Period has ended, (B) the conditions set forth in Sections 7.01 and 7.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) and Parent has failed to consummate the Closing when required pursuant to Section 1.02, (C) the Company has confirmed by notice to Parent that all conditions set forth in Section 7.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that it is willing to waive any unsatisfied conditions in Section 7.02 and (D) the Merger shall not have been consummated within three Business Days after the delivery of such notice; provided that, notwithstanding anything in Section 8.01(b)(i) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 8.01(b)(i) during such three-Business Day period following delivery of the notice referred to in clause (B) above;

(d)                                 by Parent:

(i)                                     if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements contained in this Agreement, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (B) is incapable of being cured or, if capable of being cured by the End Date, the Company (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(d)(i) and the basis for such termination or (y) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)                                  in the event that a Company Adverse Recommendation Change shall have occurred; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(d)(ii) if the Company Shareholder Approval is obtained at the Company Shareholders Meeting.

SECTION 8.02.           Effect of Termination.  In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become null and void (other than Section 3.06, Section 4.18, Section 6.06, the expense reimbursement and indemnification provisions of Section 6.15(c), this Section 8.02, Article IX, and the Confidentiality Agreement and the Guarantees, all of which shall survive termination of this Agreement) and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except, subject to Section 6.06(d), Section 6.06(e) and Section 6.06(f), no such termination shall relieve any party from liability for damages to another party resulting from fraud or any willful and material breach by a party of any representation, warranty, covenant or agreement set forth in this Agreement.

SECTION 8.03.           Amendment.  This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (ii) no amendment shall be made to this Agreement after the Effective Time and (iii) except as provided above, no amendment of this Agreement shall require the approval of the shareholders of the Company; provided, further, that no amendments or modifications of, or supplements to, Section 6.06(e), this second proviso to this Section 8.03, the final sentence of Section 9.07, Section 9.08(a), Section 9.08(c), Section 9.09, Section 9.11 or Section 9.12 (and no definition set forth in this Agreement to the extent that an amendment, supplement or modification of such definition would amend, supplement or waive the substance of such sections) that adversely affect the Debt Financing Sources shall be effective without the prior written consent of the Debt Financing Parties.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04.           Extension; Waiver.  At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement.  No extension or waiver by Parent shall require the approval of the stockholders of Parent unless such approval is required by Law and no extension or waiver by the Company shall require the approval of the shareholders of the Company unless such approval is required by Law.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05.           Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to

Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors, or the duly authorized designee of its Board of Directors.  Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of the Company.

ARTICLE IX

General Provisions

SECTION 9.01.           Nonsurvival of Representations and Warranties.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time.  This Section 9.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 9.02.           Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed), emailed (which is confirmed) or sent by Federal Express, UPS, DHL or similar courier service (providing proof of delivery) to the parties at the following addresses:

if to the Company, to:

Cincinnati Bell Inc.

221 East Fourth Street

Cincinnati, OH 45202

Facsimile:                                         (513) 721-7358

Email:                                                            christopher.wilson@cinbell.com

Attention:                                         Christopher J. Wilson, Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Facsimile:                                         (212) 474-3700
Email:                                                            RTownsend@cravath.com
                                                                                                KHallam@cravath.com
Attention:                                         Robert I. Townsend, III, Esq.
                                                                                                O. Keith Hallam, III, Esq.

if to Parent or Merger Sub, to:

c/o Macquarie Infrastructure and Real Assets Inc.

125 West 55th Street

New York, New York 10019

Email:                                                            Anton.Moldon@macquarie.com

MIRAlegalnotices@macquarie.com

Attention:                                         Anton Moldon

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

Facsimile:                                         (212) 354-8113

Email:                                                            jwebber@whitecase.com

luke.laumann@whitecase.com

Attention:                                         Jason Webber, Esq.

Luke E. Laumann, Esq.

SECTION 9.03.           Definitions.  For purposes of this Agreement:

“2024 Indenture” means that certain Indenture, dated as of September 22, 2016 (as amended, supplemented or otherwise modified from time to time), by and among the Company, the subsidiary guarantors party thereto and Regions Bank, as trustee.

“2024 Notes” means the 7.000% Senior Notes due 2024, issued pursuant to the 2024 Indenture.

“2025 Indenture” means that certain Indenture, dated as of October 6, 2017 (as amended, supplemented or otherwise modified from time to time), by and among the Company (as successor to CB Escrow Corp), the subsidiary guarantors party thereto and Regions Bank, as trustee.

“2025 Notes” means the 8.000% Senior Notes due 2025, issued pursuant to the 2025 Indenture.

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, that, in no event shall Parent or Merger Sub be considered to be an Affiliate of (a) any investment fund or other investment vehicle controlled or managed by Parent or any of its Affiliates (other than MIP V), (b) any limited or general partner of such fund or of MIP V (or any Affiliate of such limited or general partners) or (c) any portfolio company of any investment fund or investment vehicle controlled or managed by Parent or any of its Affiliates (other than MIP V).

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“CFIUS” means the interagency Committee on Foreign Investment in the United States, including any successor or replacement thereof.

“CFIUS Approval” means (a) written notification issued by CFIUS that it has determined that the Transactions are not a “covered transaction” pursuant to the CFIUS Statute; (b) Parent and the Company shall have received written notice from CFIUS that CFIUS has concluded all action under the CFIUS Statute with respect to the Transactions, and there are no unresolved national security concerns with respect to the Transactions; or (c) if CFIUS shall have sent a report to the President of the United States requesting the President’s decision with respect to the Transactions, then either (i) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions, or (ii) the time permitted by the CFIUS Statute for such action shall have expired without any such action being announced or taken.

“CFIUS Notice” means a joint voluntary notice with respect to the Transactions prepared by the parties hereto and submitted to CFIUS in accordance with the requirements of the CFIUS Statute.

“CFIUS Statute” means section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, as it may be further amended, modified, supplemented or replaced from time to time, and including all applicable regulations and interim rules promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act and includes Persons authorized by the Commissioner of Competition.

“Company Board” means the Board of Directors of the Company.

“Company Collective Bargaining Agreement” means any collective bargaining or other labor union Contract applicable to any employees of the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” means any state of facts, change, effect, condition, development, event or occurrence that, individually or in the aggregate, materially and adversely affects the business, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, excluding any such state of facts, change, effect, condition, development, event or occurrence to the extent arising out of or in connection with (A) any change generally affecting the economic, financial, regulatory or political conditions in the United States or elsewhere in the world, (B) the outbreak or escalation of hostilities or any acts of war, sabotage or terrorism, or any earthquake, hurricane, tornado, tsunami or other natural disaster, (C) any change that is generally applicable to the industries or markets in which the Company and the Company Subsidiaries operate, (D) any change in applicable Laws or applicable accounting regulations or principles or authoritative interpretations thereof, in each case arising after the date hereof, (E) any failure, in and of itself, to meet projections, forecasts, estimates or predictions in respect of revenues, EBITDA, free cash flow, earnings or other financial or operating metrics for any period (it being understood that the underlying facts or occurrences giving rise to or contributing to such failure shall be taken into account in determining whether there has been a Company Material Adverse Effect (except to the extent such underlying facts or occurrences are excluded from being taken into account by clauses (A) through (G) of this definition)), (F) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees of the Company and the Company Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or (G) any action taken by the Company or any Company Subsidiary that is expressly required by this Agreement to be taken by the Company or any Company Subsidiary, or that is taken or not taken with the prior express written consent or at the express written direction of Parent; provided, that any state of facts, change, effect, condition, development, event or occurrence referred to in clause (A), clause (B) or clause (D) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on and the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and the Company Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Phantom Share” means each notional share, whether payable in Company Common Shares or in cash, granted under the Company Deferred Compensation Plan for Outside Directors (the “Company Deferred Compensation Plan for Outside Directors”).

“Company PSU” means any Company RSU that is subject to performance-based vesting or delivery requirements.

“Company RSU” means any restricted stock unit payable in Company Common Shares or whose value is determined with reference to the value of Company Common Shares, whether granted under a Company Stock Plan or otherwise.

“Company SAR” any stock appreciation right, whether settled in stock or in cash, relating to Company Common Shares, whether granted under a Company Stock Plan or otherwise.

“Company Stock-Based Awards” means, collectively, Company RSUs, Company PSUs, Company Stock Options, Company SARs and Company Phantom Shares.

“Company Stock Option” means any option to purchase Company Common Shares, whether settled in stock or in cash and whether granted under a Company Stock Plan or otherwise.

“Company Stock Plans” means the Company 2017 Long-Term Incentive Plan, the Company 2017 Stock Plan for Non-Employee Directors, the Company 2007 Long Term Incentive Plan and the Hawaiian Telcom 2010 Equity Incentive Plan, each as may be amended from time to time.

“Competition Act” means the Competition Act (Canada).

“Competition Act Compliance” means (i) the issuance of an Advance Ruling Certificate; (ii) the Company and Parent have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or been waived in accordance with the Competition Act; or (iii) the obligation to give the requisite notice has been waived pursuant to subsection 113(c) of the Competition Act; provided, that in the case of clauses (ii) or (iii), the Commissioner of Competition shall have notified Parent in writing that, in effect, that the Commissioner does not, at this time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, and the Commissioner of Competition shall not have rescinded or amended such notice.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Financial Information not misleading, in light of the circumstances under which the statements contained in such Required Financial Information were made, (ii) in the case of the Required Financial Information delivered in connection with the offering of any debt securities as part of the Debt Financing and any other debt financing by Parent, such Required Financial Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulations S-K and S-X under the Securities Act that are applicable to such Required Financial Information (other than such provisions for which compliance is not customary in a Rule 144A offering of such debt securities, such as the exclusion of “segment reporting”, subsidiary financial statements or any information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X), (iii) the Company’s independent accountants have not (A) objected to the use of their audit opinions related to any audited financial statements included in such Required Financial Information or (B) withdrawn their audit opinion with respect to any audited financial statements contained in such Required Financial Information, in which case such financial information shall not be deemed to be Compliant unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company and the Company Subsidiaries for the applicable periods by the independent accountants or another independent public accounting firm of international standing, (iv) the Company has not indicated its intent to restate any financial statements included in such Required Financial Information, in which case such Required Financial Information shall only be deemed as Compliant on the date (if any) that (A) such restatement has been completed and the applicable financial statements have been amended and delivered to Parent or (B) the Company has provided written notice to Parent that it has concluded that no restatement shall be required in accordance with GAAP, (v) in the case of the Required Financial Information delivered in connection with the offering of any debt securities as part of the Debt Financing contained in the offering memorandum, the Company’s independent accountants have confirmed that they are prepared to issue a comfort letter customary for a Rule 144A offering of debt securities, including customary negative assurance and (vi) the Company has not been delinquent in filing any Annual Report on Form 10-K or Quarterly Report on Form 10-Q, in which case the applicable financial information shall be deemed not to be Compliant unless and until all such delinquencies have been cured.

“Copyleft License Terms” means terms of a copyleft or other open source license (e.g., by way of example only, the GNU’s General Public License (GPL), Lesser/Library GPL (LGPL), the Mozilla Public License, the Sun Industry Standards License (SISL) and the Affero General Public License (AGPL)) that require, as a condition of use, modification, distribution or other exploitation of the copyleft licensed Software, that any proprietary Software that is integrated or bundled with, linked with, distributed with, used or modified in the development or compilation of, or otherwise used in or with such copyleft licensed Software, be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or distribution, or (iii) made available in connection with any license, sublicense or distribution of such Software at no charge or minimal charge.

“Debt Financing Sources” means each Commitment Party and each other Person that has committed to provide or otherwise entered into any Debt Commitment Letter and/or any other commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, placement agreement, joinder agreement, indenture or other agreement with Parent or Merger Sub or any of their Affiliates in connection with, or that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or a similar representative in respect of, any Debt Financing or any other financing in connection with the transactions contemplated hereby (the “Debt Financing Parties”) and, in each case, their respective Affiliates, officers, directors, employees, agents and representatives involved in such Debt Financing and the respective permitted successors and assigns of each of the foregoing; provided, for the avoidance of doubt, that “Debt Financing Sources” and “Debt Financing Parties” shall exclude Parent and any of its Affiliates.

“Environmental Claim” means any suits, orders, demands, directives, claims, liens, investigations, proceedings, actions, Judgments, consent orders, consent agreements or notices of noncompliance, liability or violation by or from any Person arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Materials; or (B) the failure to comply with any Environmental Law or any Permit issued pursuant to Environmental Law.

“Environmental Laws” means all applicable Federal, national, state, provincial or local Laws, Judgments, or Contracts issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources or the protection of endangered or threatened species, climate, human health or the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Governmental Filing Fees” means all filing fees and other amounts payable to any Governmental Entity in connection with seeking and obtaining any approval, authority, consent, waiver or exemption from any Governmental Entity required to consummate the Transactions, including the filing fees required to be paid in connection with any filing made pursuant to Antitrust Laws or filing made pursuant to the CFIUS Statute.

“Hazardous Materials” means (A) any petroleum or petroleum products, by-products or breakdown products, explosive or radioactive materials or wastes, asbestos, and polychlorinated biphenyls; and (B) any other material, substance or waste that is regulated under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others, (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (vii) letters of credit, bank guarantees and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including:  (a) patents (including all applications, reissues, divisions, continuations, continuations-in-part, re-examinations, substitutions and extensions thereof) and inventions; (b) trademarks, service marks, trade names and service names, business names, brand names, logos, slogans, trade dress, design rights and other similar designations of source or origin, including any and all goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (c) internet domain names and social media identifiers, tags and handles; (d) copyrights and copyrightable subject matter and database rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof; (e) trade secrets, know-how and other information of a confidential nature; and (f) computer software programs, including all source code, object code and documentation related thereto and all software modules, tools, algorithms, data, compilations of data and databases, firmware, and middleware (collectively, “Software”).

“Intervening Event” means a material event, occurrence, development or state of facts or circumstances that was not known to the Company Board prior to the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), other than the receipt, existence or terms of, or an inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, a Company Takeover Proposal, provided, however, that no state of fact, change, effect, condition, development, event or occurrence that has had or would reasonably be expected to have an adverse effect on the business, properties, financial condition or results of operations of, or the market price of the securities (including Company Common Shares) of, the Company or the Company Subsidiaries shall constitute an “Intervening Event” unless such state of fact, change, effect, condition, development, event or occurrence has had or would reasonably be expected to have a Company Material Adverse Effect and provided, further, that no action taken by any party hereto pursuant to and in compliance with the affirmative covenants set forth in Section 6.03, or the consequences of any such action, shall constitute an “Intervening Event”.

“IT Assets” means all communications networks, systems, data centers, computers, Software, servers, workstations, routers, hubs, switches, data communications lines, cable modems, automated networks and control systems, websites, applications, databases, fiber optic systems, all other information and operational technology equipment and assets, including outsourced or cloud computing arrangements, and all associated documentation, in each of the foregoing cases, owned, licensed, used or held for use by or for the Company or the Company Subsidiaries.

“Knowledge” of (a) the Company means the actual knowledge of the individuals listed on Section 9.03(a) of the Company Disclosure Letter after having made reasonable inquiry of those employees of the Company and the Company Subsidiaries primarily responsible for such matters and (b) Parent or Merger Sub means the actual knowledge of the officers or directors of Parent or Merger Sub after having made reasonable inquiry of those employees of Parent and Merger Sub primarily responsible for such matters.

“Marketing Period” means the first period of at least 15 consecutive Business Days, commencing upon the date of receipt of the Required Financial Information and whereon such Required Financial Information is (and remains) Compliant; provided, that the Marketing Period shall be deemed not to have commenced if (a) the conditions set forth in Section 7.01 and Section 7.03(d) shall not have been satisfied or (b) the Required Financial Information ceases to be Compliant or would be required to be updated in order to be Compliant on any day during such 15 consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of such Compliant updated Required Financial Information; provided, further, that (1) the Marketing Period shall exclude July 3, 2020, November 27, 2020 and July 2, 2021 (which for purposes of such calculation shall not constitute Business Days), (2) if the Marketing Period shall not have been completed by August 21, 2020, then it shall not commence until September 8, 2020 and (3) if the Marketing Period shall not have been completed by December 18, 2020, then it shall not commence until January 4, 2021.

“Merger Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger, but excluding, in any event, the Equity Financing.

“MIP V” means MIP V (FCC) AIV, L.P.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means any state of facts, change, circumstance, effect, condition, development, event or occurrence that would prevent or materially delay, interfere with, hinder or impair (i) the consummation by Parent or Merger Sub of the Transactions or (ii) the compliance by Parent or Merger Sub with its obligations under this Agreement.

“Permitted Liens” means (i) statutory Liens for Taxes not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, warehousemen’s, landlords’ and other similar statutory Liens securing obligations that are not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings and incurred in the ordinary course of business; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities; (iv) covenants, conditions, restrictions, easements, rights-of-way, encroachments and other similar matters of public record affecting title to any Company Real Property that does not materially impair the occupancy or use of such Company Real Property for the purposes for which it is currently used; (v) Liens that, individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable Company Real Property and (B) do not materially and adversely impact the current or contemplated use, utility or value of any such property or otherwise materially and adversely impair the present or contemplated business operations thereon; (vi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (vii) purchase money Liens and Liens securing rental payments under capital lease arrangements; (viii) the terms and conditions of Real Property Leases to third party tenants disclosed in Section 4.15 of the Company Disclosure Letter; (ix) the terms and conditions of Real Property Leases to which the Company or any Company Subsidiary is a tenant or occupant disclosed in Section 4.15 of the Company Disclosure Letter; (x) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (xi) non-exclusive licenses granted to third parties in the ordinary course of business and (xii) Liens set forth on Section 9.03(b) of the Company Disclosure Letter.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Proprietary Software” means any and all Software owned (or purported to be owned), in whole or in part, by Company or any of the Company Subsidiaries.

“Redacted Fee Letter” means a fee letter from a financing source which is redacted in a manner customary for merger agreements of this type; provided that such redactions do not relate to any terms that could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source (other than in connection with any customary original issue discount).

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching, escaping, emptying, seeping, migration, placing into, upon or through the indoor or outdoor environment.

“Remedial Action” means all action to (i) clean up, remove, treat or handle in any other way Hazardous Materials in the environment; (ii) restore or reclaim the environment or natural resources; (iii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the environment; or (iv) perform remedial investigations, feasibility studies, corrective actions, closures and postremedial or postclosure studies, investigations, operations, maintenance and monitoring on, about or in any real property.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Return” means all Tax returns, declarations, elections, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental charges, in each case, in the nature of a tax, including all United States federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value-added, occupation, property, excise, telecommunications, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, additions to tax, penalties and interest.

“Team Telecom Agencies” means the member agencies of the interagency group of the government of the United States that, among other things, reviews FCC applications for potential national security, law enforcement and public interest concerns, and is comprised of staff from, among others, the Department of Homeland Security, the Department of Justice, including the Federal Bureau of Investigation, and the Department of Defense, as well as any successor group or other group within the government of the United States charged with performing such review.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger.

SECTION 9.04.           Interpretation.  When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” when used in this Agreement shall refer to the date of this Agreement.  The terms “or”, “any” and “either” are not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  The words “made available to Parent” and words of similar import refer to documents (A) posted to the online dataroom by or on behalf of the Company by 5:00 p.m. (New York City time) on March 1, 2020, or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives by 5:00 p.m. (New York City time) on March 1, 2020.  All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.  All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States.  References to a Person are also to its permitted assigns and successors.

SECTION 9.05.           Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 9.06.           Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 9.07.           Entire Agreement; No Third-Party Beneficiaries.  This Agreement, including the Company Disclosure Letter and the Parent Disclosure Letter, together with the Confidentiality Agreement and the Equity Funding Letter, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.  This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for:  (i) if the Effective Time occurs, the right of the Company’s shareholders to receive the Merger Consideration in accordance with Article II; (ii) if the Effective Time occurs, the right of holders of Company Stock-Based Awards to receive such amounts as provided for in Section 6.04; (iii) if the Effective Time occurs, the rights of the Indemnified Persons set forth in Section 6.05 of this Agreement; (iv) the rights of the Company Related Parties and Parent Related Parties set forth in Section 6.06; (v) the rights of the managers, directors, officers, employees, representatives and advisors of the Company and its Subsidiaries set forth in Section 6.15(c), which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to respectively in clauses (i) through (v) above and (vi) the Debt Financing Sources, who shall be express intended third party beneficiaries of each of Section 6.06(e), the provisos to Section 8.03, this final sentence of Section 9.07, Section 9.08(a), Section 9.08(c), Section 9.09, Section 9.11 and Section 9.12 to the extent applicable thereto (in each case, together with any related definitions and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions or such sections).

SECTION 9.08.           Governing Law.  (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE CONFLICT OF LAWS PRINCIPLES (EXCEPT THAT THE PROCEDURES OF THE MERGER AND MATTERS RELATING TO THE FIDUCIARY DUTIES OF THE DIRECTORS OF THE COMPANY AND MERGER SUB SHALL BE SUBJECT TO THE INTERNAL LAWS OF THE STATE OF OHIO); PROVIDED THAT ANY MATTERS RELATING TO THE DEBT FINANCING SHALL BE EXCLUSIVELY GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AND EACH OF THE PARTIES HERETO AGREES THAT THE WAIVER OF JURY TRIAL SET FORTH IN SECTION 9.11 SHALL BE APPLICABLE TO ANY SUCH MATTER IN A MANNER CONSISTENT WITH THE CORRESPONDING PROVISION SET FORTH IN THE DEBT COMMITMENT LETTERS.

(b)                                 All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the Action is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate court from any thereof (such courts, the “Selected Courts”).  The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the Selected Courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action brought in the Selected Courts, (iii) agree to not contest the jurisdiction of the Selected Courts in any such Action, by motion or otherwise and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Selected Courts, except for Actions brought to enforce the judgment of any such court.  The consents to jurisdiction and venue set forth in this Section 9.08(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by Federal Express, UPS, DHL or similar courier service to the address set forth in Section 9.02 of this Agreement.  The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c)                                  Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring, or permit any of its Affiliates to bring, any suit, action or other proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source arising out of or relating to (x) the Debt Financing or (y) this Agreement or any of the Transactions in any forum other than a court of competent jurisdiction located within Borough of Manhattan in the City of New York, New York, whether a state or federal court, and each of the parties hereto agrees that the waiver of jury trial set forth in Section 9.11 shall be applicable to any such suit, action or other proceeding.

SECTION 9.09.           Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that Parent may assign, in its sole discretion, all of the rights, interests and obligations of Parent under this Agreement to (i) any Affiliate of Parent so long as such assignment would not reasonably be expected to result in a Parent Material Adverse Effect or (ii) pursuant to a collateral assignment of all of its rights hereunder to any of its Debt Financing Sources, but, in each case, no such assignment shall relieve Parent of its obligations under this Agreement.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 9.09 shall be null and void.

SECTION 9.10.           Specific Enforcement.  The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 6.06), even if available, would not be an adequate remedy would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions.  Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.08(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 6.06 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) subject to the limitations contained in Section 6.06, shall not be construed to diminish or otherwise impair in any respect any party’s right to specific performance and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement.  Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Merger Consideration and Parent’s and Merger Sub’s obligations to effect the Closing (but not the right of the Company to seek such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that (A) all conditions in Sections 7.01 and 7.03 were satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) at the time when the Closing would have been required to occur pursuant to Section 1.02, but for the failure of the Equity Financing to be funded, (B) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (C) the Company has irrevocably confirmed that if the Equity Financing and the Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur.  The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid or contrary to Law, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.10 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 9.11.           WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12.           No Recourse to Debt Financing Sources.   (a) Notwithstanding anything in this Agreement to the contrary, the Company (i) agrees on its behalf and on behalf of its Affiliates that none of the Debt Financing Sources shall have any liability or obligation to the Company and their respective Affiliates relating to this Agreement or any of the Transactions (including the Debt Financing), (ii) waives any rights or claims against any Debt Financing Source in connection with this Agreement (including any of the Transactions), any Debt Commitment Letter, any fee letters related thereto, the definitive agreements with respect thereto or the Debt Financing, whether at law or equity, in contract, in tort or otherwise and (iii) agrees not to, and shall not, (A) seek to enforce this Agreement against, make any claims whether at law or equity, in contract, in tort or otherwise, for breach of this Agreement, or seek to recover monetary damages (including, for the avoidance of doubt, any special, consequential, punitive, indirect, speculative or exemplary damages or damages of a tortious nature) from, any Persons (other than Parent or Merger Sub) that have committed to provide or otherwise enter into Contracts in connection with the Debt Financing, including the Debt Financing Sources or (B) seek to enforce the commitment in respect of any Debt Financing against, make any claims for breach of commitments in respect of any Debt Financing against, or seek to recover monetary damages (including, for the avoidance of doubt, any special, consequential, punitive, indirect, speculative or exemplary damages or damages of a tortious nature) from, or otherwise sue, any Persons (other than Parent or Merger Sub) that have committed to provide or otherwise enter into Contracts in connection with the Debt Financing, including the Debt Financing Sources, for any reason in connection with commitments in respect of any Debt Financing or the obligations of the Debt Financing Sources thereunder, this Agreement, or any of the transactions contemplated by this Agreement or Debt Financing.

(b)                                 Notwithstanding anything in this Agreement or any of the agreements relating to the Financing to the contrary, and without limiting Section 9.12(a), each party hereto agrees, on behalf of itself and its Affiliates and Representatives, that all Actions, obligations, liabilities or causes of action (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to (i) this Agreement or any other agreement referenced herein or the Transactions (including any financing obtained in connection with the Transactions), (ii) the negotiation, execution or performance of this Agreement or any other agreement referenced herein (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or such other agreement), (iii) any breach or violation of this Agreement or any other agreement referenced herein or (iv) any failure of the Transactions or any other agreement referenced herein (including any agreement in respect of financing obtained in connection with such transactions) to be consummated, in each case, may be made only against (and are those solely of) the persons that are expressly identified as a party to such agreement or the Guarantors solely as and to the extent specified, and in accordance with, and subject to the terms and conditions of, this Agreement or such agreement, as applicable.

SECTION 9.13.           Performance Guaranty.  Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

RED FIBER PARENT LLC

By:	/s/ Karl Kuchel
Name:	Karl Kuchel
Title:	Chief Executive Officer

By:	/s/ John H. Kim
Name:	John H. Kim
Title:	Secretary

RF MERGER SUB INC.

By:	/s/ Karl Kuchel
Name:	Karl Kuchel
Title:	Chief Executive Officer

By:	/s/ John H. Kim
Name:	John H. Kim
Title:	Secretary

CINCINNATI BELL INC.

By:	/s/ Leigh R. Fox
	Name:	Leigh R. Fox
	Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

Annex A
to
Merger Agreement

Index of Defined Terms

$	Section 9.04
2024 Indenture	Section 9.03
2024 Notes	Section 9.03
2025 Indenture	Section 9.03
2025 Notes	Section 9.03
6 3/4% Preferred Shares	Section 4.03(a)
Acceptable Confidentiality Agreement	Section 5.02(f)
Acquisition Agreement	Section 5.02(c)(i)
Action	Section 3.05
Advance Ruling Certificate	Section 9.03
Affiliate	Section 9.03
Agreement	Preamble
Alternative Debt Commitment Letter	Section 6.15(b)
Alternative Debt Financing	Section 6.15(b)
Announcement	Section 6.09
Antitrust Laws	Section 6.03(e)
Appraisal Shares	Section 2.03(b)
Audited Financial Statements	Section 6.15(c)
Bankruptcy and Equity Exception	Section 3.02(A)
Brookfield	Section 1.07
Brookfield Agreement	Section 1.07
Brookfield Termination Fee	Section 1.07
Burdensome Condition	Section 6.03(g)(i)
Business Day	Section 9.03
Capitalization Date	Section 4.03(a)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
CFIUS	Section 9.03
CFIUS Approval	Section 9.03
CFIUS Notice	Section 9.03
CFIUS Statute	Section 9.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Commissioner of Competition	Section 9.03
Commitment Parties	Section 3.07(A)
Common Appraisal Shares	Section 2.03(a)
Communications Act	Section 4.20(c)
Company	Preamble
Company Adverse Recommendation Change	Section 5.02(c)(i)
Company Articles	Section 4.01
Company Benefit Plans	Section 4.10(a)
Company Board	Section 9.03
Company Board Recommendation	Section 4.04(a)
Company Capital Stock	Section 4.03(a)

Company Collective Bargaining Agreement	Section 9.03
Company Common Shares	Section 2.01
Company Commonly Controlled Entity	Section 4.10(a)
Company Deferred Compensation Plan for Outside Directors	Section 9.03
Company Disclosure Letter	Article IV
Company FCC Consents	Section 4.05(b)(i)
Company Financial Advisors	Section 4.18
Company Leased Real Property	Section 4.15(b)(i)
Company Licenses	Section 4.20(a)
Company Local Consents	Section 4.05(b)(i)
Company Material Adverse Effect	Section 9.03
Company Non-Voting Preferred Shares	Section 4.03(a)
Company Notice of Recommendation Change	Section 5.02(c)(i)
Company Owned Real Property	Section 4.15(a)
Company Participant	Section 4.10(a)
Company Pension Plans	Section 4.10(a)
Company Permits	Section 4.01
Company Phantom Share	Section 9.03
Company PSC Consents	Section 4.05(b)(i)
Company PSU	Section 9.03
Company Real Property	Section 4.15(b)(i)
Company Regulations	Section 4.01
Company Regulatory Agreement	Section 4.20(d)
Company Related Parties	Section 6.06(e)
Company RSU	Section 9.03
Company SAR	Section 9.03
Company SEC Documents	Section 4.06(a)
Company Shareholder Approval	Section 4.04(a)
Company Shareholders Meeting	Section 4.04(a)
Company Stock Option	Section 9.03
Company Stock Plans	Section 9.03
Company Stock-Based Awards	Section 9.03
Company Subsidiaries	Section 4.01
Company Takeover Proposal	Section 5.02(f)
Company Termination Fee	Section 6.06(b)(ii)
Company Voting Debt	Section 4.03(c)(i)
Company Voting Preferred Shares	Section 4.03(a)
Competition Act	Section 9.03
Competition Act Compliance	Section 9.03
Compliant	Section 9.03
Confidentiality Agreement	Section 6.02(i)
Consent	Section 3.03(b)(i)
Continuing Employees	Section 6.10(a)
Contract	Section 3.03(a)
Copyleft License Terms	Section 9.03
Debt Commitment Letter	Section 3.07(A)
Debt Commitment Letters	Section 3.07(A)
Debt Financing	Section 3.07(A)
Debt Financing Parties	Section 9.03
Debt Financing Sources	Section 9.03
Debt Marketing Materials	Section 6.15(c)

dollars	Section 9.04
Effective Time	Section 1.03
End Date	Section 8.01(b)(i)
Environmental Claim	Section 9.03
Environmental Laws	Section 9.03
Equity Financing	Section 3.07(A)
Equity Funding Letter	Section 3.07(A)
Equity Funding Letters	Section 3.07(A)
ERISA	Section 9.03
Exchange Act	Section 3.03(b)(i)
Exchange Fund	Section 2.02(a)
Excluded Shares	Section 2.01(c)
FCC	Section 3.03(b)(i)
FCC Applications	Section 6.03(c)(i)
FCC Consents	Section 4.05(b)(i)
FCC Rules	Section 4.20(c)
FCPA	Section 4.22(a)
Filed Company SEC Documents	Article IV
Financing	Section 3.07(A)
Financing Letters	Section 3.07(A)
Foreign Regulatory Agencies	Section 3.03(b)(i)
GAAP	Section 4.06(b)(i)
Government Official	Section 4.22(a)
Governmental Entity	Section 3.03(b)(i)
Governmental Filing Fees	Section 9.03
Guarantee	Section 3.08
Guarantor	Recitals
Hazardous Materials	Section 9.03
HSR Act	Section 3.03(b)(i)
Indebtedness	Section 9.03
Indemnified Person	Section 6.05(a)
Insurance Policy	Section 4.21(a)
Intellectual Property	Section 9.03
Intervening Event	Section 9.03
IRS	Section 4.10(b)
IT Assets	Section 9.03
Judgment	Section 3.03(a)
Knowledge	Section 9.03
Law	Section 3.03(a)
Legal Restraints	Section 7.01(e)
Letter of Transmittal	Section 2.02(b)
Liens	Section 4.02(a)
Local Consents	Section 4.05(b)(i)
Localities	Section 3.03(b)(i)
Marketing Period	Section 9.03
Material Contract	Section 4.14(a)(xiv)
Maximum Amount	Section 6.05(c)
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Transactions	Section 9.03

MIP V	Section 9.03
New Plan	Section 6.10(c)(i)
OGCL	Section 1.01
Owned IP	Section 4.16(c)(i)
Parent	Preamble
Parent Board	Section 9.03
Parent Disclosure Letter	Article III
Parent FCC Consents	Section 3.03(b)(i)
Parent Local Consents	Section 3.03(b)(i)
Parent Material Adverse Effect	Section 9.03
Parent Permits	Section 3.01
Parent PSC Consents	Section 3.03(b)(i)
Parent Related Parties	Section 6.06(e)
Parent Termination Fee	Section Section 6.06(c)
Paying Agent	Section 2.02(a)
Payoff Letter	Section 6.15(d)
Permits	Section 3.01
Permitted Liens	Section 9.03
Person	Section 9.03
Preferred Appraisal Shares	Section 2.03(b)
Proprietary Software	Section 9.03
Proxy Statement	Section 6.01(a)
PSC Applications	Section 6.03(c)(i)
PSC Consents	Section 4.05(b)(i)
Real Property Leases	Section 4.15(a)
Redacted Fee Letter	Section 9.03
Release	Section 9.03
Remedial Action	Section 9.03
Remedy Actions	Section 6.03(g)(i)
Representatives	Section 5.02(a)
Required Financial Information	Section 6.15(c)
ring fencing	Section 6.03(g)(iv)
SEC	Section 4.05(b)(i)
Secretary of State	Section 1.03
Section 409A	Section 6.04(b)
Securities Act	Section 4.05(b)(i)
Selected Courts	Section 9.08(b)(i)
Software	Section 9.03
Solvent	Section 3.09
State Regulators	Section 3.03(b)(i)
Subsidiary	Section 9.03
Superior Company Proposal	Section 5.02(f)
Surviving Corporation	Section 1.01
Takeover Laws	Section 4.04(b)
Tax Return	Section 9.03
Taxes	Section 9.03
Team Telecom Agencies	Section 9.03
Transactions	Section 9.03
Unaudited Financial Statements	Section 6.15(c)
Unlicensed Activity	Section 4.20(c)
Unlicensed Subsidiary	Section 4.20(c)
USAC	Section 4.20(c)